                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-101658


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 28, 2003)
                                 8,250,000 SHARES

                      [SOUTHWESTERN ENERGY COMPANY LOGO]

                                  COMMON STOCK

                         ------------------------------

Southwestern Energy Company is offering 8,250,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the symbol "SWN." The last reported sale price of our common stock on the New York Stock Exchange on February 27, 2003 was $11.52 per share.

INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT.

                         ------------------------------

                             PRICE $11.50 PER SHARE
                         ------------------------------

                                        PER SHARE          TOTAL
                                        ---------       -----------
Public offering price.................   $ 11.50        $94,875,000
Underwriting discount.................     0.575          4,743,750
Proceeds, before expenses, to
  Southwestern........................    10.925         90,131,250

The underwriters may also purchase up to an additional 1,237,500 shares from Southwestern at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about March 5, 2003.

                         ------------------------------

RBC CAPITAL MARKETS

              RAYMOND JAMES

                            JOHNSON RICE & COMPANY L.L.C.

                                         HIBERNIA SOUTHCOAST CAPITAL

                         ------------------------------

                               February 27, 2003

[SOUTHWESTERN ENERGY COMPANY LOGO]

                                                      2    +
                   [Graphic of mathematical formula: R /A=V ]


          The RIGHT PEOPLE doing the RIGHT THINGS, wisely investing the cash flow from the underlying ASSETS will create VALUE+.

[Geographical map showing locations of Southwestern's E&P operations, gas distribution systems and the Ozark Pipeline. Text boxes on map provide summary of information contained elsewhere in the prospectus supplement.]

-- ARKOMA: Maintain our strong position through workovers and low-risk development drilling.

--EAST TEXAS (OVERTON): Grow through low-risk infill drilling.

--PERMIAN: Focus on medium-risk exploration.

--GULF COAST: Grow through greater-potential exploration.

                               TABLE OF CONTENTS

                                 PAGE
                                 ----
PROSPECTUS SUPPLEMENT
About This Prospectus
  Supplement...................   S-i
Prospectus Supplement
  Summary......................   S-1
Risk Factors...................  S-11
Cautionary Statement About
  Forward-Looking Statements...  S-19
Use of Proceeds................  S-20
Capitalization.................  S-21
Price Range of Common Stock....  S-22
Our Company....................  S-23
Management.....................  S-31
Certain U.S. Federal Tax
  Consequences to Non-United
  States Holders...............  S-32
Underwriting...................  S-34
Legal Matters..................  S-36
Experts........................  S-36
Glossary.......................  S-37

                                 PAGE
                                 ----
PROSPECTUS
About This Prospectus..........     1
Where You Can Find More
  Information..................     1
About Southwestern Energy
  Company......................     3
Risk Factors...................     4
Forward-Looking Information....     4
Use of Proceeds................     6
Ratio of Earnings to Fixed
  Charges......................     6
Description of Common Stock....     7
Description of Preferred
  Stock........................     9
Description of Debt
  Securities...................    10
Description of Warrants........    22
Description of Stock Purchase
  Contracts and Stock Purchase
  Units........................    23
Plan of Distribution...........    23
Legal Matters..................    25
Experts........................    25

                           -------------------------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates shown or that any information we have incorporated by reference to another document is accurate as of any date other than the date of such document. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus supplement.

     This prospectus supplement and the documents incorporated herein by reference contain estimates of our proved natural gas and oil reserves and the estimated future net revenues from such reserves. These estimates are based upon various assumptions, including assumptions required by the Securities and Exchange Commission, or the SEC, relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

     Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves will most likely vary from those estimated. Such variances may be material. Any significant variance could materially affect the estimated quantities and present value of reserves set forth in this document and the information incorporated by reference. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control.

     At December 31, 2002, approximately 23% of our estimated proved reserves were proved undeveloped and 8% were proved developed non-producing. Proved undeveloped reserves and proved developed non-producing reserves, by their nature, are less certain than proved developed producing reserves. Estimates of reserves in the non-producing categories are nearly always based on volumetric calculations rather than the performance data used to estimate producing reserves. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. Recovery of proved developed non-producing reserves requires capital expenditures to recomplete into the zones behind pipe and is subject to the risk of a successful recompletion. Production revenues from proved undeveloped and proved developed non-producing reserves will not be realized, if at all, until some time in the future, in some cases not for many years. The reserve data assume that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of our natural gas and oil reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated.

     You should not assume that the present value of future net revenues referred to in this prospectus supplement or the documents incorporated by reference herein is the current fair value of our estimated natural gas and oil reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by gas purchasers or in governmental regulations or taxation could also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of natural gas and oil properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor for our company.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights selected information from this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, but may not contain all information that may be important to you. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and all documents incorporated by reference in their entirety before making an investment decision. When used in this prospectus supplement, the terms "we," "our" and "us," except as otherwise indicated or as the context otherwise requires, refer to Southwestern Energy Company and its subsidiaries. Oil and gas industry terms used in this prospectus supplement are defined in the "Glossary" section.

                                  OUR COMPANY

     Southwestern Energy Company is an independent energy company primarily focused on the exploration for and production of natural gas. Originally organized in 1929 as a local natural gas distribution company in Arkansas, we are now primarily an exploration and production company with operations principally located in Arkansas, Oklahoma, Texas, Louisiana and New Mexico. In 2002, 78% of our operating income and 83% of our earnings before interest, taxes, depreciation, depletion and amortization, or EBITDA, were generated from our natural gas and oil exploration and production business. Our natural gas distribution operations and our marketing and transportation operations, which complement our E&P business, generated 16% and 6% of our operating income and 14% and 3% of our EBITDA in 2002, respectively. All of our operations are located within the United States.

OUR E&P BUSINESS

     Our E&P operations are principally located in the Arkoma, East Texas, Permian and onshore Gulf Coast regions. Operating income for the E&P segment was $36.0 million and EBITDA was $83.1 million in 2002. As of December 31, 2002, our estimated proved natural gas and oil reserves were 415.3 Bcfe and had a pre-tax PV-10 value of $694.1 million. Approximately 90% of our proved reserves were natural gas and 77% were classified as proved developed. We operate 74% of our reserves, based on pre-tax PV-10 value, and our average proved reserves-to-production ratio, or average reserve life, approximated 10.4 years at year-end 2002. In 2002, we replaced 209% of our production volumes by adding an estimated 83.7 Bcfe of proved natural gas and oil reserves at a finding and development cost of $1.02 per Mcfe, excluding reserve revisions. Our finding and development cost, including the effect of net upward reserve revisions due primarily to higher year-end commodity prices, was $0.99 per Mcfe in 2002. For the three years ended December 31, 2002, we achieved an average annual reserve replacement ratio of 210% and an average finding and development cost of $1.04 per Mcfe, excluding reserve revisions. Including reserve revisions, these three-year averages were 193% and $1.13 per Mcfe, respectively.

     In 2003, we plan to accelerate our infill drilling activity at the Overton Field in East Texas where our results have been very positive over the past two years. During that time, we have drilled a total of 33 wells in the Overton Field area with a 100% success rate. Daily gross production at the Overton Field has increased from 2.0 MMcfe per day in March 2001 to approximately 27.0 MMcfe per day at year-end 2002, resulting in net annual production of 5.9 Bcfe during 2002. Our proved reserves at the Overton Field increased to 111.0 Bcfe at year-end 2002, up from 57.6 Bcfe at year-end 2001 and 22.0 Bcfe at year-end 2000. We invested $33.6 million in the Overton Field during 2002 and recorded proved reserve additions of 56.4 Bcfe for a finding and development cost of $0.60 per Mcfe, compared to a finding and development cost of $0.82 in 2001. Our average working interest in the Overton Field is 97% and our average net revenue interest is 79%. We believe that the acceleration of the field's development will provide us with substantial growth in production and reserves over the next few years. Continued downspacing should allow us to drill approximately 100 additional wells in the area over the next two years. We intend to invest approximately $78.0 million in East Texas during 2003, which includes drilling up to 47 new wells using four drilling rigs at the Overton Field.

     Our portfolio includes low-risk development drilling in the Arkoma Basin and East Texas, moderate-risk exploration and exploitation in the Permian Basin, and higher risk, greater-potential exploration opportunities in the onshore Gulf Coast region. The following table provides information regarding our portfolio as of and for the year ended December 31, 2002.

                                    ARKOMA    EAST TEXAS   PERMIAN   GULF COAST    TOTAL
                                   --------   ----------   -------   ----------   --------
Estimated Proved Reserves:
Total Reserves (Bcfe)............     188.7      111.0        57.1       58.5        415.3
  Percent of Total...............       45%        27%         14%        14%         100%
  Percent Natural Gas............      100%        95%         52%        86%          90%
  Percent Proved Developed.......       84%        65%         83%        74%          77%
Production (Bcfe)................      19.8        5.9         6.9(1)     7.5         40.1
Capital Expenditures (millions)..  $   18.2    $  33.6     $   5.4    $  28.0     $   85.2
Total Gross Wells................       813         49         386         79        1,327
Total Net Acreage................   263,112     16,117      39,425     82,770      401,424
  Net Undeveloped Acreage........    99,341      5,529      22,391     57,962      185,223
Pre-tax PV-10:
  Amount (millions)..............  $  329.1    $ 151.9     $  90.2    $ 122.9     $  694.1
  Percent of Total...............       47%        22%         13%        18%         100%
  Percent Operated...............       79%        96%         38%        54%          74%

-------------------------

(1) Includes 2.0 Bcfe of production related to the Mid-Continent properties sold during 2002.

OUR NATURAL GAS DISTRIBUTION BUSINESS

     We distribute natural gas to approximately 140,000 customers in northern Arkansas through our utility subsidiary, Arkansas Western Gas Company. In April 2001, the U.S. Census Bureau named Northwest Arkansas the sixth fastest growing community in the United States. Approximately 86% of Arkansas Western's customers are located in this part of the state. Operating income for our natural gas distribution business was $7.6 million and EBITDA was $14.0 million in 2002. We filed for an $11.0 million annual rate increase with the Arkansas Public Service Commission, or the APSC, in November 2002. The APSC has ten months to review the filing and reach a decision on the amount of the increase, if any, to be approved. As a result, we expect that any increase granted would be effective during the fall of 2003.

OUR MARKETING AND TRANSPORTATION BUSINESSES

     Our gas marketing subsidiary, Southwestern Energy Services Company, was formed in 1996 to better enable us to capture downstream opportunities that arise through marketing and transportation activity. Our current marketing and transportation operations relate primarily to the marketing of our own gas production and some third-party natural gas that is sold primarily to industrial customers connected to our gas distribution systems. Operating income for the marketing, transportation and other segment was $2.9 million and EBITDA was $2.8 million in 2002. In late 2000, we began marketing less third-party natural gas to reduce potential credit risk and concentrated on marketing our affiliated production. Of the total volumes marketed, purchases from our E&P subsidiaries accounted for 67% in 2002.

     We also hold a 25% general partnership interest in the NOARK Partnership, which owns the Ozark Pipeline, a 749-mile interstate pipeline with total throughput capacity of 330 MMcf per day, including related gathering systems. The average daily throughput for the pipeline was 168.1 MMcf per day in 2002.

OUR BUSINESS STRATEGY

     In late 1999, our executive management team articulated a conceptual formula that reflects our strategic approach to our business:

                                                      2    +
                   [Graphic of mathematical formula: R /A=V ]

"The RIGHT PEOPLE doing the RIGHT THINGS wisely investing the cash flow from our underlying ASSETS will create VALUE+"

     This conceptual framework is the foundation of a business strategy focused on providing long-term growth in the net asset value of our business. We prepare economic analyses for each of our drilling and acquisition opportunities and rank them based upon the expected present value added for each dollar invested, which we refer to as PVI. The PVI of the future expected cash flows for each project is determined using a 10% discount rate. We target adding $1.30 to $1.50 of discounted pre-tax PVI for each dollar we invest. For example, the average economics for the wells we drilled at the Overton Field in 2002, based on current expected costs and production assuming an average NYMEX price of $4.00 per Mcf of gas and $25.00 per barrel of oil, would result in an estimated discounted pre-tax PVI of $1.90 for every dollar invested. This would result in an approximate pre-tax rate of return of 35%. We are also focused on creating and capturing additional value beyond the wellhead through our natural gas distribution and marketing and transportation businesses.

     For our E&P business, the key elements of our business strategy are:

     - Continue to Exploit and Develop Existing Asset Base. We seek to maximize the value of our existing asset base by developing and exploiting our properties that have substantial production and reserve growth potential while also controlling per unit production costs. We intend to add proved reserves and increase production through the use of advanced technologies, including detailed technical analysis of our properties, and by drilling infill locations and selectively recompleting existing wells. We also plan to drill step-out wells to expand known field limits.

     - Grow Through Exploration. We conduct an active exploration program that is designed to complement our lower risk exploitation and development drilling efforts with moderate to high risk exploration projects that have greater reserve potential. We employ a rigorous prospect selection process utilizing state-of-the-art computer-aided exploration technology to analyze and interpret geological and geophysical data, including a large inventory of 3-D seismic data. We intend to manage our exploration expenditures through the optimal scheduling of our drilling program and by selectively reducing our participation in certain exploratory prospects through promoted sales of interests to industry partners.

     - Rationalize Our Property Portfolio. We actively pursue opportunities to reduce production costs of our properties. We continually seek to rationalize our portfolio of E&P assets by selling marginal properties in an effort to reduce production costs and improve overall return.

     - Pursue Strategic Acquisitions. We selectively review opportunities to acquire producing properties and leasehold acreage, focusing in particular on the regions where we have existing operations. In addition, we seek to acquire operational control of properties that we believe have significant exploration and exploitation potential.

OUR COMPETITIVE STRENGTHS

     We believe that the following competitive strengths distinguish us from our competitors:

     - Our People. We have assembled a high-quality team of management and technical professionals with knowledge and experience in the geologic basins in which we have operations, including explorationists averaging over 20 years of experience and possessing proven track records of finding natural gas and oil. In 1998, we brought in a new executive management team for our E&P business. The operations of our E&P business were also reorganized into asset management teams based on the geographic location of our exploration and development projects. In addition, a new incentive compensation system, which includes stock based awards, was established to more closely align our employees' efforts with the interests of our shareholders.

     - High-Quality Asset Base. Our E&P producing properties are predominantly characterized by high-margin reserves with established production profiles and are approximately 90% natural gas. Based upon current production and reserve levels, the average reserve life of our properties is approximately 10.4 years. Our natural gas distribution assets provide stable earnings and cash flow and a premium market for approximately 15% of our total gas production.

     - Economies of Scale Driven by Geographic Concentration. In our key operating areas, our properties are concentrated in locations that enable us to establish economies of scale in both drilling and production operations. Our producing properties generate a significant amount of cash flow due to both locational advantages and very low cash production costs per unit of production.

     - Substantial and Balanced Inventory of Development and Exploration Prospects. We have a balanced portfolio of properties and projects that range from low risk development locations to higher risk, greater potential exploratory locations defined by, and supported with, 3-D seismic data. Our inventory of drilling locations and degree of operating control provide us with flexibility in project selection and timing.

OUR RECENT ANNOUNCEMENTS

     2003 Targeted E&P Capital Investments. In 2003, we target investing $137.1 million in our E&P capital program, as compared to approximately $85.2 million that we invested in our E&P business in 2002. We anticipate that approximately 73.4% of the projected $137.1 million dedicated for E&P in 2003 will be invested in lower-risk drilling in the Arkoma Basin ($22.6 million) and in our Overton Field properties in East Texas ($78.0 million). The remainder will be exploration and development drilling in the Gulf Coast ($21.7 million) and Permian Basin ($4.8 million) and capital investments in other frontier areas ($10.0 million). Approximately $97.2 million will be for development drilling, with $16.1 million committed to exploration drilling. The remainder is for the acquisition of seismic data and leasehold acreage ($12.0 million) and capitalized expenses and interest ($11.8 million). We refer you to "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Capital Expenditures" in our annual report on Form 10-K for the year ended December 31, 2002 for a discussion of how our proposed capital expenditures could be affected by cash flow from our operations, borrowing availability under our revolving credit facility, market conditions and other factors.

     2002 Production and Financial Results. Our production for 2002 increased slightly over 2001 levels, despite the production declines we experienced in South Louisiana and the loss of production due to the sale of our Mid-Continent properties in November 2002. For the year ended December 31, 2002, we reported production of 40.1 Bcfe, up from 39.8 Bcfe in 2001. Our net income for the year ended December 31, 2002 was $14.3 million compared to $35.3 million in 2001. Operating income was $46.5 million and EBITDA was $99.8 million in 2002 compared to $82.7 million and $134.6 million, respectively, in 2001. Our financial results declined in 2002 primarily because lower realized natural gas and crude oil prices caused our revenues to decrease while our operating expenses increased slightly.

     Sale of Our Mid-Continent Properties. In November 2002, we sold our remaining non-strategic Mid-Continent properties, including our properties in the Sho-Vel-Tum area in southern Oklahoma, the Anadarko Basin in western Oklahoma and the Sooner Trend in northwestern Oklahoma, for a total of $26.4 million. These properties represented approximately 32.9 Bcfe of reserves and produced approximately 2.5 Bcfe annually. We expect this divestiture to result in a decrease in our future average production costs per unit of production.

                                  THE OFFERING

Common stock offered by
  Southwestern Energy.........   8,250,000 shares

Common stock outstanding after
this offering.................   33,739,922 shares

Use of proceeds...............   We intend to use the net proceeds from this
                                 offering to accelerate the development drilling of our Overton Field properties in East Texas and for general corporate purposes. Pending such use, we intend to apply the net proceeds to the repayment of outstanding indebtedness under our revolving credit facility. We intend to re-borrow the repaid amounts to fund costs as they are incurred. See "Use of Proceeds."

Risk factors..................   For a discussion of factors you should consider
                                 before buying shares of our common stock, we refer you to "Risk Factors."

New York Stock Exchange
symbol........................   SWN

     The number of shares of our common stock shown above to be outstanding after this offering is based on the number of shares outstanding as of February 27, 2003, and excludes (i) 2,669,068 shares of common stock issuable upon exercise of stock options outstanding as of February 27, 2003, (ii) 467,135 shares of common stock reserved for issuance under our stock incentive plans and
(iii) 495,456 unvested restricted shares of common stock.

     Unless we indicate otherwise, the share information in this prospectus supplement assumes that the underwriters' option to cover over-allotments is not exercised. See "Underwriting."

                                    *  *  *

     Our executive offices are located at 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032, and our telephone number is (281) 618-4700.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary historical data set forth below as of and for each of the three years ended December 31, 2002, 2001 and 2000 have been derived from our consolidated financial statements contained in our annual report on Form 10-K for the year ended December 31, 2002 which have been audited by PricewaterhouseCoopers LLP, independent accountants. The table should be read in conjunction with our audited consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Form 10-K, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                          ---------------------------------------
                                                                             2002          2001          2000
                                                                          -----------   -----------   -----------
                                                                              (IN THOUSANDS, EXCEPT SHARE AND
                                                                                    PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS:
Operating revenues:
  Gas sales........................................................       $   198,108   $   248,952   $   200,269
  Gas marketing....................................................            41,709        71,839       137,234
  Oil sales........................................................            14,340        16,932        15,537
  Gas transportation and other.....................................             7,345         7,204        10,843
                                                                          -----------   -----------   -----------
       Total operating revenues....................................           261,502       344,927       363,883
                                                                          -----------   -----------   -----------
Production costs and expenses:
  Gas purchases -- utility.........................................            48,388        68,161        58,669
  Gas purchases -- marketing.......................................            37,927        68,010       133,221
  Operating expenses...............................................            38,154        39,035        34,808
  General and administrative expenses..............................            26,446        25,073        24,982
  Unusual items....................................................                --            --       111,288(a)
  Depreciation, depletion and amortization.........................            53,992        52,899        45,869
  Taxes, other than income taxes...................................            10,090         9,080         8,515
                                                                          -----------   -----------   -----------
       Total production costs and expenses.........................           214,997       262,258       417,352
                                                                          -----------   -----------   -----------
Operating income (loss)............................................            46,505        82,669       (53,469)
                                                                          -----------   -----------   -----------
  Interest expense:
  Interest on long-term debt.......................................            21,664        23,920        24,089
  Other interest charges...........................................             1,285         1,374         3,047
  Interest capitalized.............................................            (1,483)       (1,595)       (2,447)
                                                                          -----------   -----------   -----------
       Total interest expense......................................            21,466        23,699        24,689
                                                                          -----------   -----------   -----------
Other income (expense).............................................              (566)         (799)        1,997
                                                                          -----------   -----------   -----------
Income (loss) before income taxes and minority interest............            24,473        58,171       (76,161)
Minority interest in partnership...................................            (1,454)         (930)           --
                                                                          -----------   -----------   -----------
Income (loss) before income taxes..................................            23,019        57,241       (76,161)
                                                                          -----------   -----------   -----------
Provision (benefit) for income taxes
  Current..........................................................                --            --            --
  Deferred.........................................................             8,708        21,917       (29,474)
                                                                          -----------   -----------   -----------
                                                                                8,708        21,917       (29,474)
                                                                          -----------   -----------   -----------
Net income (loss)..................................................       $    14,311   $    35,324   $   (46,687)
                                                                          -----------   -----------   -----------
Earnings (loss) per share:
  Basic............................................................       $      0.57   $      1.40   $     (1.86)
  Diluted..........................................................              0.55          1.38         (1.86)
Weighted average common shares outstanding:
  Basic............................................................        25,226,580    25,198,105    25,043,586
  Diluted..........................................................        26,052,238    25,601,110    25,043,586

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                       -------------------------------
                                                         2002       2001        2000
                                                       --------   ---------   --------
                                                               (IN THOUSANDS)
OTHER FINANCIAL DATA:
Net cash provided by (used in) operating
  activities.........................................  $ 77,574   $ 144,583   $(53,203)
Net cash used in investing activities................   (64,469)   (110,862)   (33,537)
Net cash provided by (used in) financing
  activities.........................................   (15,056)    (32,466)    87,886
Capital expenditures.................................    92,062     106,060     75,717

SEGMENT DATA:

Operating income:
  E&P.................................................  $36,048   $ 69,340   $ 40,704(b)
  Natural gas distribution............................    7,563     10,346     14,655
  Marketing, transportation and other.................    2,894      2,983      2,460
                                                        -------   --------   --------
                                                        $46,505   $ 82,669   $ 57,819(b)
                                                        =======   ========   ========
EBITDA(c):
  E&P.................................................  $83,060   $115,036   $ 79,472(b)
  Natural gas distribution............................   14,006     17,146     20,737
  Marketing, transportation and other.................    2,771      2,399      3,020
                                                        -------   --------   --------
                                                        $99,837   $134,581   $103,229(b)
                                                        =======   ========   ========

BALANCE SHEET DATA:

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Cash........................................................  $  1,690   $  3,641
Working capital.............................................     1,581     21,736
Total current assets........................................    76,138     93,204
Long-term debt..............................................   342,400    350,000
Shareholders' equity........................................   177,488(d) 183,086(d)

-------------------------

(a) Results for 2000 include unusual items of $109.3 million for the Hales judgment and $2.0 million for other litigation.

(b) Amounts exclude unusual items of $109.3 million for the Hales judgment and $2.0 million for other litigation.

(c) EBITDA is defined as net income plus interest, income tax expense, depreciation, depletion and amortization. We have included information concerning EBITDA because it is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in our industry. EBITDA should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA as defined above may not be comparable to similarly titled measures of other companies.

    We believe that operating income is the financial measure calculated and presented in accordance with generally accepted accounting principles that is most directly comparable to EBITDA as defined. We refer you to "Business -- Other Items -- Reconciliation of Non-GAAP Measures" in Item 1 of our annual report on Form 10-K for the year ended December 31, 2002 for a table that reconciles EBITDA with our operating income as derived from our financial information.

(d) Shareholders' equity includes an accumulated comprehensive loss of $17.4 million in 2002 ($14.0 million related to our cash flow hedges and $3.4 million related to our pension plan) and accumulated comprehensive income of $5.8 million in 2001 related to our cash flow hedges.

                    SUMMARY NATURAL GAS AND OIL RESERVE DATA

     The following table is a summary of the estimates of our net proved natural gas and oil reserves as of December 31, 2002, 2001 and 2000, and the present value attributable to the reserves at such dates. Estimates of our net proved reserves as of December 31, 2002, were audited by Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm in Houston, Texas. Estimates of our net proved reserves as of December 31, 2001 and 2000, were audited by K&A Energy Consultants, Inc., an independent petroleum engineering firm in Tulsa, Oklahoma.

                                                               2002      2001      2000
                                                              -------   -------   -------
ESTIMATED PROVED RESERVES (MMCFE):
Beginning of year:..........................................  402,037   380,534   354,677
  Extensions and discoveries................................   77,121    84,819    61,471
  Production................................................  (40,064)  (39,791)  (35,658)
  Revisions.................................................    2,514   (27,472)    5,225
  Acquisition of reserves...................................    6,628     4,451     8,592
  Disposition of reserves...................................  (32,918)     (504)  (13,773)
                                                              -------   -------   -------
End of year.................................................  415,318   402,037   380,534
                                                              =======   =======   =======

                                                                AS OF DECEMBER 31,
                                                         --------------------------------
                                                           2002       2001        2000
                                                         --------   --------   ----------
COMPOSITION OF RESERVE BASE:
  Percent natural gas..................................       90%        89%          87%
  Percent proved developed.............................       77%        80%          82%
AVERAGE RESERVE LIFE INDEX - YEARS(A)..................      10.4       10.1         10.7
STANDARDIZED MEASURE VALUES (IN THOUSANDS)(B):
  Pre-tax PV-10........................................  $694,128   $394,512   $1,331,356
  After-tax PV-10......................................   501,599    308,160      895,142
REPRESENTATIVE NATURAL GAS AND OIL PRICES(C):
  Natural gas -- NYMEX Henry Hub per MMBtu.............  $   4.74   $   2.65   $     9.98
  Oil -- NYMEX WTI per Bbl.............................     31.20      19.84        26.80

-------------------------

(a) Average reserve life index is calculated by dividing total reserves at such date by our actual production for the year then ended.

(b) Determined based on period-end unescalated prices and costs in accordance with the guidelines of the SEC, discounted at 10% per annum.

(c) Natural gas and oil prices as of each period end date were based on NYMEX prices per MMBtu and Bbl at such date, with these representative prices adjusted by field to arrive at the appropriate corporate net price.

                             SUMMARY OPERATING DATA

     The following table shows certain summary unaudited information with respect to our production and sales of natural gas and oil for the periods indicated.

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                            --------------------------------
                                                              2002        2001        2000
                                                            ---------   ---------   --------
AVERAGE DAILY PRODUCTION VOLUMES:
  Natural gas equivalent (Mcfe)...........................   109,764     109,016     97,693
AVERAGE SALES PRICES (EXCLUDING HEDGES):
  Price per Mcf of natural gas............................  $   3.11    $   4.16    $  3.92
  Price per Bbl of oil....................................     23.94       23.58      29.38
AVERAGE SALES PRICES (INCLUDING HEDGES):
  Price per Mcf of natural gas............................  $   3.00    $   3.85    $  2.88
  Price per Bbl of oil....................................     21.02       23.55      22.99
AVERAGE UNIT COSTS PER MCFE (E&P SEGMENT ONLY):
  Lease operating expenses................................  $   0.45    $   0.45    $  0.40
  Taxes other than income taxes...........................      0.19        0.17       0.16
  General and administrative expense......................      0.32        0.34       0.32
  Full cost pool amortization.............................      1.16        1.14       1.06

                                  RISK FACTORS

     Before making an investment in shares of our common stock, you should carefully consider the risks described below, as well as the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, please read "Cautionary Statement About Forward-Looking Statements" in this prospectus supplement and "Forward-Looking Information" in the accompanying prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

RISKS RELATED TO OUR BUSINESS

WE MAY HAVE DIFFICULTY FINANCING OUR PLANNED GROWTH.

     We have experienced and expect to continue to experience substantial capital expenditure and working capital needs, particularly as a result of our drilling program. In the future, we may require additional financing, in addition to cash generated from our operations, to fund our planned growth. We cannot be certain that additional financing will be available to us on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail our drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

NATURAL GAS AND OIL PRICES ARE VOLATILE. VOLATILITY IN NATURAL GAS AND OIL PRICES CAN ADVERSELY AFFECT OUR RESULTS AND THE PRICE OF OUR COMMON STOCK. THIS VOLATILITY ALSO MAKES VALUATION OF NATURAL GAS AND OIL PRODUCING PROPERTIES DIFFICULT AND CAN DISRUPT MARKETS.

     Natural gas and oil prices have historically been, and are likely to continue to be, volatile. The prices for natural gas and oil are subject to wide fluctuation in response to a number of factors, including:

     - relatively minor changes in the supply of and demand for natural gas and oil;

     - market uncertainty;

     - worldwide economic conditions;

     - weather conditions;

     - import prices;

     - political conditions in major oil producing regions, especially the Middle East;

     - actions taken by OPEC;

     - competition from other sources of energy; and

     - economic, political and regulatory developments.

The prices for natural gas and oil could be significantly affected by the prospect and outcome of war in Iraq, for example.

     Price volatility makes it difficult to budget and project the return on exploration and development projects involving our natural gas and oil properties and to estimate with precision the value of producing properties that we may own or propose to acquire. In addition, unusually volatile prices often disrupt the market for natural gas and oil properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties. Our quarterly results of operations may fluctuate significantly as a result of variations in natural gas and oil prices. In recent years, natural gas and oil price volatility has become increasingly severe.

A SUBSTANTIAL OR EXTENDED DECLINE IN NATURAL GAS AND OIL PRICES WOULD HAVE A MATERIAL ADVERSE AFFECT ON US.

     A substantial or extended decline in natural gas and oil prices would have a material adverse effect on our financial position, results of operations, access to capital and the quantities of natural gas and oil that may be economically produced. A significant decrease in price levels for an extended period would negatively affect us in several ways:

     - our cash flow would be reduced, decreasing funds available for capital expenditures employed to replace reserves or increase production;

     - certain reserves would no longer be economic to produce, leading to both lower proved reserves and cash flow; and

     - access to other sources of capital, such as equity or long-term debt markets, could be severely limited or unavailable.

Consequently, our revenues, profitability and liquidity would suffer.

LOWER NATURAL GAS AND OIL PRICES MAY CAUSE US TO RECORD CEILING TEST
WRITE-DOWNS.

     We use the full cost method of accounting for our natural gas and oil operations. Accordingly, we capitalize the cost to acquire, explore for and develop natural gas and oil properties. Under the full cost accounting rules of the SEC, the capitalized costs of natural gas and oil properties -- net of accumulated depreciation, depletion and amortization, and deferred income taxes -- may not exceed a "ceiling limit." This is equal to the present value of estimated future net cash flows from proved natural gas and oil reserves, discounted at 10%, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects.

     These rules generally require pricing future natural gas and oil production at the unescalated natural gas and oil prices in effect at the end of each fiscal quarter. They also require a write-down if the ceiling limit is exceeded, even if prices declined for only a short period of time.

     If natural gas and oil prices fall significantly, a write-down may occur. Write-downs required by these rules do not impact cash flow from operating activities but do reduce net income and shareholders' equity.

REPERCUSSIONS FROM ANY TERRORIST ACT OR FROM ARMED HOSTILITIES IN THE UNITED STATES OR ABROAD COULD HARM OUR REVENUES, BUSINESS OPERATIONS, PROFITABILITY OR GROWTH.

     The terrorist attacks that occurred on September 11, 2001 caused significant instability in the world's markets. There can be no assurance that the armed hostilities will not escalate or that these terrorist attacks, or the United States' responses to them, will not lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to the economic instability in the United States. Any armed conflict, civil unrest or additional terrorist activities, and the attendant political instability and societal disruption, could reduce demand for our products or disrupt our ability to conduct our exploration, production, development and marketing activities, which could harm our business.

THE NATURAL GAS AND OIL RESERVES DATA WE REPORT ARE ONLY ESTIMATES AND MAY PROVE TO BE INACCURATE.

     There are numerous uncertainties, including many factors beyond our control inherent in estimating quantities of natural gas and oil reserves and projecting future rates of production and timing of development expenditures. Reserve data represent only estimates. In addition, the estimates of future net cash flows from our proved reserves and their present value are based upon various assumptions about future production levels, prices and costs that may prove to be incorrect over time. Any significant variation from these assumptions could result in the actual quantity of our reserves and future net cash flows being materially different from the estimates. In addition, our estimates of reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing natural gas and oil prices, operating and development costs and other factors.

     At December 31, 2002, approximately 23% of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. The reserve data assume that we can and will make these expenditures and conduct these operations successfully, which may not occur.

IF WE FAIL TO FIND OR ACQUIRE ADDITIONAL RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM THEIR CURRENT LEVELS.

     The rate of production from natural gas and oil properties generally declines as reserves are depleted. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities, successfully apply new technologies or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline materially as reserves are produced. Future natural gas and oil production is, therefore, highly dependent upon our level of success in acquiring or finding additional reserves.

WE INCUR SUBSTANTIAL COSTS TO COMPLY WITH GOVERNMENT REGULATIONS, ESPECIALLY REGULATIONS RELATING TO ENVIRONMENTAL PROTECTION, AND COULD INCUR EVEN GREATER COSTS IN THE FUTURE.

     Our exploration and production, marketing and transportation operations are regulated extensively at the federal, state and local levels. We have made and will continue to make large expenditures in our efforts to comply with these laws and regulations, including environmental, health and safety regulations. The natural gas and oil regulatory environment could change in ways that might substantially increase these costs. Regulated matters include permits for exploration, development and production operations, such as permits for discharges of wastewaters and other substances generated in connection with drilling operations, bonds or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment costs, reports concerning operations, the spacing of wells and unitization and pooling of properties and taxation. At various times, regulatory agencies have imposed price controls and limitations on oil and gas production. In order to conserve supplies of oil and gas, these agencies have restricted the rates of flow of oil and gas wells below actual production capacity. In addition, at the U.S. federal level, the Federal Energy Regulatory Commission regulates interstate transportation of natural gas under the Natural Gas Act. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

     As an owner or lessee and operator of natural gas and oil properties, we are subject to various federal, state and local regulations and laws relating to the discharge of substances into, and protection of, the environment. These laws and regulations may, among other things, impose liability on us for the cost of pollution clean-up resulting from operations, subject us to liability for pollution damages and require suspension or cessation of operations in affected areas. Changes in or additions to regulations or laws regarding the protection of the environment could significantly increase our costs of compliance, or otherwise adversely affect our business.

     One of the responsibilities of owning and operating natural gas and oil properties is paying for the cost of abandonment. Effective January 1, 2003, companies are required to reflect abandonment costs as a liability on their balance sheets. We may incur significant abandonment costs in the future which could adversely affect our financial results.

NATURAL GAS AND OIL DRILLING AND PRODUCING OPERATIONS INVOLVE VARIOUS RISKS.

     Drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. There can be no assurance that new wells drilled by us will be productive or that we will recover all or any portion of our investment in such wells. Drilling for natural gas and oil may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting drilling, operating and other costs. We rely to a significant extent on seismic data and other advanced technologies in conducting our exploration activities. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that natural gas or oil is present or may be produced economically. The use of seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies.

     The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Further, our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including unexpected drilling conditions, title problems, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, environmental and other governmental requirements and the cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.

     Our operations are subject to all the risks normally incident to the operation and development of natural gas and oil properties and the drilling of natural gas and oil wells, including encountering well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, release of contaminants into the environment and other environmental hazards and risks.

     We maintain insurance against many potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent. However, our insurance does not protect us against all operational risks. For example, we do not maintain business interruption insurance. Additionally, pollution and environmental risks generally are not fully insurable. These risks could give rise to significant costs not covered by insurance that could have a material adverse effect upon our financial results.

WE CANNOT CONTROL ACTIVITIES ON PROPERTIES WE DO NOT OPERATE. FAILURE TO FUND CAPITAL EXPENDITURE REQUIREMENTS MAY RESULT IN REDUCTION OR FORFEITURE OF OUR INTERESTS IN SOME OF OUR NON-OPERATED PROJECTS.

     Other companies operate some of the properties in which we have an interest and we have limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities and our targeted production growth rate. The success and timing of drilling, development and exploitation activities on properties operated by others depend on a number of factors that will be outside our control, including the operator's expertise and financial resources, approval of other participants in drilling wells and selection of technology.

     When we are not the majority owner or operator of a particular natural gas or oil project, we may have no control over the timing or amount of capital expenditures associated with such project. If we are not willing or able to fund our capital expenditures relating to such projects when required by the majority owner or operator, our interests in these projects may be reduced or forfeited.

SHORTAGES OF OIL FIELD EQUIPMENT, SERVICES AND QUALIFIED PERSONNEL COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the natural gas and oil industry can fluctuate significantly, often in correlation with natural gas and oil prices, causing periodic shortages. There have also been shortages of drilling rigs and other equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher natural gas and oil prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. We cannot be certain when we will experience shortages or price increases, which could adversely affect our profit margin, cash flow and operating results or restrict our ability to drill wells and conduct ordinary operations.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY COMPETITION WITH OTHER COMPANIES.

     The natural gas and oil industry is highly competitive, and our business could be adversely affected by companies that are in a better competitive position. As an independent natural gas and oil company, we frequently compete for reserve acquisitions, exploration leases, licenses, concessions, marketing agreements, equipment and labor against companies with financial and other resources substantially larger than we possess. Many of our competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, many of our competitors have been operating in our core areas for a much longer time than we have or have established strategic long-term positions in geographic regions in which we may seek new entry.

WE DEPEND UPON OUR MANAGEMENT TEAM AND OUR OPERATIONS REQUIRE US TO ATTRACT AND RETAIN EXPERIENCED TECHNICAL PERSONNEL.

     The successful implementation of our business strategy and handling of other issues integral to the fulfillment of our business strategy depends, in part, on our experienced management team, as well as certain key geoscientists, geologists, engineers and other professionals employed by us. The loss of members of our management team or other highly qualified technical professionals could have a material adverse effect on our business, financial condition and operating results.

OUR LEVEL OF INDEBTEDNESS MAY ADVERSELY AFFECT OPERATIONS AND LIMIT OUR GROWTH.

     The terms of the indenture relating to our outstanding senior notes and our revolving credit facility impose significant restrictions on our ability and, in some cases, the ability of our subsidiaries to take a number of actions that we may otherwise desire to take, including:

     - incurring additional debt, including guarantees of indebtedness;

     - paying dividends on stock, redeeming stock or redeeming subordinated debt;

     - making investments;

     - creating liens on our assets; and

     - selling assets.

     Our level of indebtedness, and the covenants contained in the agreements governing our debt, could have important consequences for our operations, including:

     - requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

     - limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

     - detracting from our ability to successfully withstand a downturn in our business or the economy generally.

     Our ability to comply with the covenants and other restrictions in the agreements governing our debt may be affected by events beyond our control, including prevailing economic and financial conditions. If we fail to comply with the covenants and other restrictions, it could lead to an event of default and the acceleration of our repayment of outstanding debt. We may not have sufficient funds to make such repayments. If we are unable to repay our debt out of cash on hand, we could attempt to refinance such debt, sell assets or repay such debt with the proceeds from an equity offering. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future borrowings, equity financings or proceeds from the sale of assets will be available to pay or refinance such debt. The terms of our debt, including our credit facility and our indentures, may also prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and our market value and operating performance at the time of such proposed offering or other financing. We cannot assure you that any such offering, refinancing or sale of assets can be successfully completed.

     At December 31, 2002, we had long-term indebtedness of $342.4 million, excluding $42.6 million relating to our several guarantee of NOARK's debt obligations. Indebtedness under our revolving credit facility was $117.4 million of our total long-term indebtedness.

OUR HEDGING ACTIVITIES MAY PREVENT US FROM BENEFITING FROM PRICE INCREASES, MAY REDUCE OUR REVENUES AND MAY EXPOSE US TO OTHER RISKS.

     To reduce our exposure to fluctuations in the prices of natural gas and oil, we enter into hedging arrangements with respect to a portion of our expected production. We currently have hedges on approximately 75% of our targeted 2003 natural gas production and approximately 65% of our targeted

2003 oil production. Our hedging activities reduced revenues by $6.1 million in 2002, $10.3 million in 2001 and $39.3 million in 2000. To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges. Such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

     - our production is less than expected;

     - there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement;

     - the counterparties to our futures contracts fail to perform the contracts; or

     - a sudden, unexpected event materially impacts gas or oil prices.

     In addition, future market price volatility could create significant changes to the hedge positions reflected in our financial statements. We refer you to Item 7A "Quantitative and Qualitative Disclosure about Market Risks" in our annual report on Form 10-K for the year ended December 31, 2002.

WE COULD BE HARMED IF THE CAPITAL MARKETS DO NOT RECOVER OR CONTINUE TO MATERIALLY DECLINE, OR IF INTEREST RATES SUBSTANTIALLY RISE.

     If the capital markets do not recover or continue to materially decline, our earnings would decrease as a result of pension expenses that we would incur. In addition, we might not be able to finance our operations on terms we consider acceptable and our net cash flows could decrease due to higher interest rates.

RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY DECLINE WHEN OUR RESULTS DECLINE OR WHEN EVENTS OCCUR THAT ARE ADVERSE TO US OR OUR INDUSTRY.

     You can expect the market price of our common stock to decline when our quarterly results decline or at any time when events actually or potentially adverse to us or the oil and gas industry occur. Our common stock price may decline to a price below the price you paid to purchase your shares of common stock in this offering.

WE DO NOT INTEND TO PAY, AND ARE RESTRICTED IN OUR ABILITY TO PAY, ANY DIVIDENDS ON OUR COMMON STOCK.

     We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and plans for expansion. The declaration and payment of any dividends on our common stock is currently prohibited by our bank credit agreement and may be similarly restricted in the future.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE.

     If our existing shareholders sell a large number of shares of our common stock or the public market perceives that existing shareholders might sell shares of common stock, the market price of our common stock could significantly decline. All of the shares offered by this prospectus supplement and the accompanying prospectus will be freely tradable without restriction or further registration under the federal securities laws unless purchased by an "affiliate," as that term is defined in Rule 144 under the Securities Act of 1933. The outstanding shares subject to lock-up agreements between each of our directors and our senior executive officers and the underwriters may be sold 90 days after the date of this prospectus supplement, except as noted in "Underwriting."

OUR COMMON STOCK IS CURRENTLY THINLY TRADED, WHICH CAN AFFECT YOUR ABILITY TO SELL OUR SHARES.

     From time to time, there has been limited trading volume in our common stock. In addition, there can be no assurance that there will continue to be a trading market or that any securities research analysts will continue to provide research coverage with respect to our common stock. It is possible that such factors will adversely affect the market for our common stock.

OUR ARTICLES OF INCORPORATION AND BYLAWS CONTAIN PROVISIONS THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, EVEN IF THAT CHANGE OF CONTROL WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

     Our articles of incorporation authorize the issuance of preferred stock without further action by the shareholders, except such shareholder action as may be required by law or contractual arrangements. Our board of directors has the power to determine the price and terms of any preferred stock. The ability of our board of directors to issue one or more series of preferred stock without shareholder approval could deter or delay unsolicited changes of control by discouraging open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock. Discouraging open market purchases may be disadvantageous to our shareholders who may otherwise desire to participate in a transaction in which they would receive a premium for their shares.

     We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our charter, bylaws, Arkansas law and our debt securities contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein and therein contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in the documents we incorporate by reference. All statements, other than statements of historical fact, included or incorporated in this prospectus supplement and the accompanying prospectus, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for our future operations, are forward-looking statements. We have no obligation and make no undertaking to publicly update or revise any forward-looking statements.

     Forward-looking statements include the items identified in the preceding paragraph, information concerning possible or assumed future results of operations and other statements contained or incorporated in this prospectus supplement and accompanying prospectus identified by words such as "anticipate," "project," "intend," "estimate," "expect," "believe," "predict," "budget," "projection," "goal," "plan," "forecast," "target" or similar expressions.

     You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect our operations, markets, products, services and prices and cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause our actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to:

     - the timing and extent of changes in commodity prices for natural gas and oil;

     - the timing and extent of our success in discovering, developing, producing, and estimating reserves;

     - our future property acquisition or divestiture activities;

     - the effects of weather and regulation on our gas distribution segment;

     - increased competition;

     - the impact of federal, state and local governmental regulation;

     - the financial impact of accounting regulations;

     - changing market conditions and prices (including regional basis differentials);

     - the comparative cost of alternative fuels;

     - the availability of oil field personnel, services, drilling rigs, and other equipment; and

     - the factors discussed in the "Risk Factors" section of this prospectus supplement and any other factors described in this prospectus supplement, the accompanying prospectus or the documents that are incorporated by reference herein.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from this offering will be approximately $89.8 million ($103.3 million if the underwriters' over-allotment option is exercised in full), after deduction of the underwriting discounts and estimated offering expenses payable by us.

     We intend to use the net proceeds from the offering to accelerate development drilling of our Overton Field properties in East Texas and for general corporate purposes. Pending such use, we intend to apply the net proceeds to the repayment of outstanding indebtedness under our revolving credit facility. As of February 27, 2003, we owed $100.0 million under our revolving credit facility, which indebtedness had an average interest rate of approximately 2.8% and a maturity date of July 12, 2004. Subject to satisfaction of the conditions precedent under our revolving credit facility, we intend to re-borrow the repaid amounts to fund the development drilling at the Overton Field and for general corporate purposes. We refer you to "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" in our annual report on Form 10-K for the year ended December 31, 2002 for a discussion of our revolving credit facility.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2002 on an historical and on an as adjusted basis. The as adjusted basis gives effect to the receipt of the estimated net proceeds of $89.8 million from the issuance of 8,250,000 shares of our common stock and the repayment of indebtedness under our revolving credit facility with such net proceeds. Subject to satisfaction of the conditions precedent under our revolving credit facility, we intend to re-borrow the repaid amounts to fund the development drilling at the Overton Field and for general corporate purposes. See "Use of Proceeds." You should read this table in conjunction with our consolidated financial statements and notes included in our annual report on Form 10-K for the year ended December 31, 2002.

                                                              AS OF DECEMBER 31, 2002
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Senior notes:
  6.70% Series due 2005.....................................  $ 125,000     $ 125,000
  7.625% Series due 2027, putable at the holders' option in
     2009...................................................     60,000        60,000
  7.21% Series due 2017.....................................     40,000        40,000
                                                              ---------     ---------
                                                                225,000       225,000
Other:
  Variable rate (2.9% at December 31, 2002) unsecured
     revolving credit arrangements..........................    117,400        27,600
                                                              ---------     ---------
Total long-term debt........................................    342,400       252,600
Shareholders' equity:
  Common stock, $0.10 par value (75,000,000 shares
     authorized; 27,738,084 shares issued; 35,988,084 shares
     as adjusted)...........................................      2,774         3,599
  Additional paid-in capital................................     19,130       108,105
  Retained earnings.........................................    197,988       197,988
  Accumulated other comprehensive income (loss).............    (17,358)      (17,358)
                                                              ---------     ---------
                                                                202,534       292,334
Less: Common stock in treasury, at cost, 1,793,456 shares in
  2002......................................................    (19,981)      (19,981)
      Unamortized cost of restricted shares issued under
       stock incentive plan, 498,123 shares in 2002.........     (5,065)       (5,065)
                                                              ---------     ---------
Total shareholders' equity..................................    177,488       267,288
                                                              ---------     ---------
Total capitalization........................................  $ 519,888     $ 519,888
                                                              =========     =========

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the symbol "SWN." At December 31, 2002, we had 2,079 shareholders of record. The following table sets forth the range of high and low intra-day market prices of our common stock on the New York Stock Exchange for the periods indicated. The closing price of our common stock on the New York Stock Exchange was $11.52 on February 27, 2003.

     Past performance is not necessarily indicative of future price performance. You should obtain current market quotations for shares of our common stock.

                                                               HIGH     LOW
                                                              ------   ------
2000
First Quarter...............................................  $ 7.44   $ 5.44
Second Quarter..............................................   10.38     6.06
Third Quarter...............................................   10.00     6.13
Fourth Quarter..............................................   10.44     7.25
2001
First Quarter...............................................  $11.20   $ 8.76
Second Quarter..............................................   16.35     8.77
Third Quarter...............................................   13.50    10.45
Fourth Quarter..............................................   13.05     9.50
2002
First Quarter...............................................  $12.80   $ 9.60
Second Quarter..............................................   15.25    12.40
Third Quarter...............................................   15.22     9.51
Fourth Quarter..............................................   12.44    10.27
2003
First Quarter (Through February 27).........................  $12.40   $10.91

                                  OUR COMPANY

     Southwestern Energy Company is an independent energy company primarily focused on the exploration for and production of natural gas. Originally organized in 1929 as a local natural gas distribution company in Arkansas, we are now primarily an exploration and production company with operations principally located in Arkansas, Oklahoma, Texas, Louisiana and New Mexico. In 2002, 78% of our operating income and 83% of our EBITDA were generated from our E&P business. Our natural gas distribution operations and our marketing and transportation operations, which complement our E&P business, generated 16% and 6% of our operating income and 14% and 3% of our EBITDA in 2002, respectively.

OUR E&P BUSINESS

     Our E&P operations are principally located in the Arkoma, East Texas, Permian and onshore Gulf Coast regions. We engage in natural gas and oil exploration and production through our wholly-owned subsidiaries, SEECO Inc., Southwestern Energy Production Company, or SEPCO, and Diamond "M" Production Company, SEECO operates exclusively in Arkansas, holds a large base of both developed and undeveloped gas reserves and conducts an ongoing drilling program in the historically productive Arkansas part of the Arkoma Basin. SEPCO conducts development drilling and exploration programs in the Oklahoma portion of the Arkoma Basin, the Permian Basin of Texas and New Mexico and in the onshore Gulf Coast areas of Louisiana and Texas. Diamond "M" operates properties in the Permian Basin of Texas.

     Operating income for the E&P segment was $36.0 million and EBITDA was $83.1 million in 2002. Our operating income and EBITDA declined in 2002 from $69.3 million and $115.0 million, respectively, in 2001, primarily because lower realized natural gas and oil prices caused our revenues to decrease while our operating expenses increased slightly. As of December 31, 2002, our estimated proved natural gas and oil reserves were 415.3 Bcfe and had a pre-tax PV-10 value of $694.1 million. Approximately 90% of our proved reserves were natural gas and 77% were classified as proved developed. We operate 74% of our reserves, based on pre-tax PV-10 value, and our average reserve life approximated 10.4 years at year-end 2002. Revenues of the E&P segment are predominantly generated from production of natural gas, which accounted for 88% of total operating revenues for this segment in 2002. In 2002, we replaced 209% of our production volumes by adding an estimated 83.7 Bcfe of proved natural gas and oil reserves at a finding and development cost of $1.02 per Mcfe, excluding reserve revisions. Our finding and development cost, including the effect of net upward reserve revisions due to higher year-end commodity prices, was $0.99 per Mcfe in 2002. For the three years ended December 31, 2002, we achieved an average annual reserve replacement ratio of 210% at an average finding and development cost of $1.04 per Mcfe, excluding reserve revisions. Including reserve revisions, these three-year averages were 193% and $1.13 per Mcfe, respectively.

     Our portfolio includes low-risk development drilling in the Arkoma Basin and East Texas, moderate-risk exploration and exploitation in the Permian Basin, and higher risk, greater-potential exploration opportunities in the onshore Gulf Coast region. The following table provides information as of and for the year ended December 31, 2002 related to proved reserves, well count, and net acreage, and 2002 annual information as to production and capital expenditures for each of our core operating areas and each region is discussed in detail below.

                                     ARKOMA    EAST TEXAS   PERMIAN   GULF COAST    TOTAL
                                    --------   ----------   -------   ----------   --------
Estimated Proved Reserves:
Total Reserves (Bcfe).............     188.7      111.0       57.1        58.5        415.3
  Percent of Total................       45%        27%        14%         14%         100%
  Percent Natural Gas.............      100%        95%        52%         86%          90%
  Percent Proved Developed........       84%        65%        83%         74%          77%
Production (Bcfe).................      19.8        5.9        6.9(1)      7.5         40.1
Capital Expenditures (millions)...  $   18.2    $  33.6     $  5.4     $  28.0     $   85.2
Total Gross Wells.................       813         49        386          79        1,327
Total Net Acreage.................   263,112     16,117     39,425      82,770      401,424
  Net Undeveloped Acreage.........    99,341      5,529     22,391      57,962      185,223
Pre-tax PV-10:
  Amount (millions)...............  $  329.1    $ 151.9     $ 90.2     $ 122.9     $  694.1
  Percent of Total................       47%        22%        13%         18%         100%
  Percent Operated................       79%        96%        38%         54%          74%

-------------------------
(1) Includes 2.0 Bcfe of production related to the Mid-Continent properties sold during 2002.

     ARKOMA BASIN. The Arkoma Basin provides a solid foundation for our E&P program and represents a significant source of our production and reserves. At December 31, 2002, we had approximately 188.7 Bcf of natural gas reserves in the Arkoma Basin, representing approximately 45% of our total proved reserves. During 2002, we participated in 25 wells and 41 workovers which added 18.3 Bcf of gas reserves at a finding and development cost of $0.99 per Mcf. Our gas production in the Arkoma Basin was 19.8 Bcf during 2002, or an average of 54.2 MMcf per day. Our strategy for the Arkoma Basin is to continue our development drilling and workover programs at a level that maintains our production and reserve base.

     Our activities in the Arkoma Basin continue to generate a significant amount of our cash flow. With average three-year finding and development costs of $1.08 per Mcf and three-year average production, or lifting, costs of $0.30 per Mcf (including production taxes), our cash margins in the Arkoma Basin are very favorable. Lifting costs continued to be low during 2002 at $0.36 per Mcf (including production taxes). Including the impact of commodity hedges, we realized 83% of the average price we received for natural gas from the Arkoma Basin, after direct general and administrative expenses and cash expenses. In 2003, we plan to invest approximately $22.6 million in the Arkoma Basin, which includes drilling up to 30 wells and performing approximately 60 workover projects.

     EAST TEXAS. The Overton Field in Smith County, Texas provides us with a low-risk, multi-year drilling program with significant production and reserve growth potential based on the level of infill drilling that is possible in the field over the next several years. Our interest in the Overton Field (which now totals approximately 16,500 acres) was originally acquired in April 2000 and was primarily developed on 640-acre spacing, or one well per square mile. Analogous Cotton Valley fields in the area have been drilled to 80-acre spacing, and in some cases to 40-acre spacing. We expect to receive regulatory approval to allow downspacing of our properties in the Overton Field to 80-acre spacing, which will provide us with an extensive inventory of additional drilling locations. Our average working interest in the Overton Field is 97% and our average net revenue interest is 79%.

     We expanded our position in this area during 2001 through a farm-in of approximately 5,800 adjacent acres. The acreage, which we call "South Overton," contains nine 640-acre units, most of which have only been drilled to 320-acre spacing. The farm-in agreement requires us to drill a minimum of one well per 120 days on this acreage in 2003. Our current net revenue interest in this area is 73%.

     We continue to pursue potential acquisitions in the Overton Field area and during 2002 we acquired 3,300 net acres of land offsetting recent Travis Peak and Cotton Valley development in Anderson County, Texas. While undeveloped at this time, we see the potential to apply technologies we refined in the Overton Field to this acreage block, which is located approximately 55 miles southwest of the Overton Field.

     In 2002, we drilled a total of 15 wells at the Overton Field and three wells at South Overton. All 18 wells were successful. To date, we have drilled a total of 33 wells in the area with a 100% success rate. Daily gross production at the Overton Field has increased from 2.0 MMcfe in March of 2001 to approximately 27.0 MMcfe at year-end 2002, resulting in net production for us of
5.9 Bcfe during 2002. Our production costs (including production taxes) at the Overton Field averaged $0.40 per Mcfe in 2002, down from $0.70 per Mcfe in 2001, and that unit rate could decline further as production from the field increases. Our proved reserves at the Overton Field increased to 111.0 Bcfe at year-end 2002, or 27% of our total reserves. We invested approximately $33.6 million in the Overton Field during 2002 and recorded proved reserve additions of 56.4 Bcfe for a finding and development cost of $0.60 per Mcfe, compared to a finding and development cost of $0.82 per Mcfe at the Overton Field in 2001.

     Continued downspacing should allow us to drill an additional 100 wells in the area over the next two years. This should achieve 80-acre spacing in the majority of the higher potential areas. Our results at the Overton Field over the past two years have been significant and we believe that the acceleration of the field's development will provide substantial growth in production and reserves over the next few years. We intend to invest approximately $78.0 million in East Texas in 2003, which includes drilling up to 47 new wells using four drilling rigs at the Overton Field.

     PERMIAN BASIN. At December 31, 2002, our proved reserves in the Permian Basin were 57.1 Bcfe, or 14% of our total reserves. Our production in the basin during 2002 was 4.9 Bcfe, or 13.4 MMcfe per day, and our production costs (including production taxes) averaged $1.13 per Mcfe. During 2002, our capital expenditures totaled $5.0 million, resulting in reserve additions of 1.4 Bcfe. Excluding reserve revisions, our three-year average finding and development cost in the basin was $2.23 per Mcfe and three-year average reserve replacement ratio was 85% for the period ended December 31, 2002. While our overall results in the basin were disappointing in 2002, we have recently experienced some encouraging results from drilling horizontal wells targeting the Cherry Canyon sand formation. We de-emphasized our activities in the Permian Basin in 2002 and will continue to do so in 2003. In 2003, we plan to invest approximately $4.8 million in the Permian Basin to drill up to nine wells.

     GULF COAST. Our Gulf Coast operations are located in the onshore areas of Texas and Louisiana. Our proved reserves in these areas totaled 58.5 Bcfe at December 31, 2002, or 14% of our total reserves. Approximately 29.8 Bcfe of our proved reserves in the Gulf Coast was located in Louisiana. Average net daily production in the Gulf Coast area was 20.5 MMcfe and production costs (including production taxes) averaged $1.07 per Mcfe during 2002. We invested $28.0 million in the area in 2002 and added 7.6 Bcfe of proved reserves. Of the $28.0 million in capital investments, approximately $5.8 million was invested in leasehold and seismic for future prospect development. Excluding reserve revisions, our three-year average finding and development cost in the Gulf Coast region was $1.83 per Mcfe and three-year reserve replacement ratio was 246% for the period ended December 31, 2002. Including revisions, these three-year averages were $2.13 per Mcfe and 212%.

     South Louisiana continues to be the main focus area of our exploration activities in the Gulf Coast. Since our first discovery in December 1999, the efforts of our exploration program have resulted in eight successful wells out of the last 18 drilled in South Louisiana. In 2002, we participated in eight wells, of which two were successful. During 2002, we were also active in acquiring seismic data to facilitate future exploration in the area. We completed our 135-square mile Duck Lake 3-D seismic project located in St. Martin and St. Mary Parishes and are currently interpreting that data for prospects to be drilled later in 2003 and beyond. We are the operator of this project and hold a 50% working interest. Additionally, we completed a transaction late in 2002 with a major seismic data vendor for a license to approximately 1,033 square miles of 3-D seismic data in other prospective areas in the southern half of Louisiana. Our current 3-D database in South Louisiana now includes over 2,700 square miles and has the potential to generate a significant inventory of exploration prospects and leads. For 2003, we plan to invest approximately $21.7 million in the Gulf Coast region and drill up to eight exploration wells.

OUR NATURAL GAS DISTRIBUTION BUSINESS

     We distribute natural gas to approximately 140,000 customers in northern Arkansas through our subsidiary, Arkansas Western. Our utility continues to capitalize on the expanding economy and sustained customer growth found in its Northwest Arkansas service territory. In April 2001, the U.S. Census Bureau named Northwest Arkansas the sixth fastest growing community in the United States. As home to the largest public corporation in the world, Wal-Mart Stores, Inc., the region has experienced significant growth due to its presence in the area. Other large corporations such as Tyson Foods and J.B. Hunt Transportation have also contributed to this area's development. Approximately 86% of Arkansas Western's customers are located in this part of the state.

     Operating income for our natural gas distribution business was $7.6 million in 2002, compared to $10.3 million in 2001 and $12.6 million in 2000 (excluding the Missouri utility properties which were sold in 2000). EBITDA generated by our utility segment was $14.0 million in 2002, compared to $17.1 million in 2001 and $20.7 million in 2000 (excluding the Missouri utility properties). Our operating income and EBITDA declined primarily due to increased operating costs and expenses and reduced usage per customer brought about by high gas prices. We filed for an $11.0 million annual rate increase with the APSC in November 2002. The requested increase is the first Arkansas Western has made since 1996. The APSC has ten months to review the filing and reach a decision on the amount of the increase, if any, to be approved. As a result, we expect that any increase granted would be effective during the fall of 2003.

OUR MARKETING AND TRANSPORTATION BUSINESSES

     Our current marketing, transportation and other segment relate primarily to the marketing of our own gas production. Additionally, we market some third-party natural gas that is sold primarily to industrial customers connected to our gas distribution systems. Operating income for our marketing, transportation and other segments was $2.9 million in 2002, compared to $3.0 million in 2001 and $2.5 million in 2000. EBITDA for this segment was $2.8 million in 2002, compared with $2.4 million in 2001 and $3.0 million in 2000.

     We marketed 45.5 Bcf in 2002, compared to 49.6 Bcf in 2001 and 59.6 Bcf in 2000. In late 2000, we began marketing less third-party natural gas to reduce potential credit risk and concentrated on marketing our affiliated production. Of the total volumes marketed, purchases from our E&P subsidiaries accounted for 67% in 2002, 66% in 2001 and 33% in 2000.

     We also hold a 25% general partnership interest in NOARK, which owns the Ozark Pipeline, a 749-mile interstate pipeline with a total throughput capacity of 330 MMcf per day, along with related gathering systems. Deliveries are currently being made by the pipeline to portions of our utility systems and to the interstate pipelines with which it interconnects. The average daily throughput for the pipeline was 168.1 MMcf per day in 2002, compared to 134.1 MMcf per day in 2001 and 188.2 MMcf per day in 2000. Our share of NOARK's results of operations were losses of $0.3 million in 2002, $1.5 million in 2001 and $1.8 million in 2000.

OUR BUSINESS STRATEGY

     In late 1999, our executive management team articulated a conceptual formula that reflects our strategic approach to our business:

                                                      2    +
                   [Graphic of mathematical formula: R /A=V ]


    "The RIGHT PEOPLE doing the RIGHT THINGS wisely investing the cash flow from our underlying ASSETS will create VALUE+"

     This conceptual framework is the foundation of a business strategy that focuses on providing long-term growth in the net asset value of our business. We prepare economic analyses for each of our drilling and acquisition opportunities and rank them based upon the expected PVI. The PVI of the future expected cash flows of each project is determined using a 10% discount rate. We target adding $1.30 to $1.50 of discounted pre-tax PVI for each dollar we invest. For example, the average economics for the wells we drilled at the Overton Field in 2002, based on current expected costs and production and assuming an average NYMEX price of $4.00 per Mcf of gas and $25.00 per barrel of oil, would result in an estimated discounted pre-tax PVI of $1.90 for every dollar invested. This would result in an approximate pre-tax rate of return of 35%. We are also focused on creating and capturing additional value beyond the wellhead through our natural gas distribution and marketing and transportation businesses.

     For our E&P business, the key elements of our business strategy are:

     - Continue to Exploit and Develop Existing Asset Base. We seek to maximize the value of our existing asset base by developing and exploiting our properties that have substantial production and reserve growth potential while also aggressively controlling per unit production costs. We intend to add proved reserves and increase production through the use of advanced technologies, including detailed technical analysis of our properties, and by drilling infill locations and selectively recompleting existing wells. We also plan to drill step-out wells to expand known field limits.

     - Grow Through Exploration. We conduct an active exploration program that is designed to complement our lower risk exploitation and development drilling efforts with moderate to high risk exploration projects that have greater reserve potential. We employ a rigorous prospect selection process utilizing state-of-the-art computer-aided exploration technology to analyze and interpret geological and geophysical data, including a large inventory of 3-D seismic data. We intend to manage our exploration expenditures through the optimal scheduling of our drilling program and by selectively reducing our participation in certain exploratory prospects through promoted sales of interests to industry partners.

     - Rationalize Our Property Portfolio. We actively pursue opportunities to reduce production costs of our properties. We continually seek to rationalize our portfolio of E&P assets by selling marginal properties in an effort to reduce production costs and improve overall return.

     - Pursue Strategic Acquisitions. We selectively review opportunities to acquire producing properties and leasehold acreage, focusing in particular on the regions where we have existing operations. In addition, we seek to acquire operational control of properties that we believe have significant exploration and exploitation potential.

OUR COMPETITIVE STRENGTHS

     We believe that the following competitive strengths distinguish us from our competitors:

     - Our People. We have assembled a high-quality team of management and technical professionals with knowledge and experience in the geologic basins in which we compete, including explorationists averaging over 20 years of experience and possessing proven track records of finding natural gas and oil. In 1998, we brought in a new executive management team for our E&P business. The operations of our E&P business were also reorganized into asset management teams based on the geographic location of our exploration and development projects. In addition, a new incentive compensation system was established to more closely align our employees' efforts with the interests of our shareholders.

     - High-Quality Asset Base. Our E&P producing properties are predominantly characterized by high-margin reserves with established production profiles and are approximately 90% natural gas. Based upon current production and reserve levels, the average reserve life of our properties is approximately 10.4 years. Our natural gas distribution assets provide stable earnings and cash flow and a premium market for approximately 15% of our total gas production.

     - Economies of Scale Driven by Geographic Concentration. In our key operating areas, our properties are concentrated in locations that enable us to establish economies of scale in both drilling and production operations. Our producing properties generate a significant amount of cash flow due to both locational advantages and very low cash production costs per unit of production.

     - Substantial and Balanced Inventory of Development and Exploration Prospects. We have a balanced portfolio of properties and projects that range from low risk development locations to higher risk, greater-potential exploratory locations defined by, and supported with, 3-D seismic data. Our inventory of drilling locations and degree of operating control provide us with flexibility in project selection and timing.

COMPETITION

     Competition in Our E&P Business. All phases of the natural gas and oil industry are highly competitive. We compete in the acquisition of properties, the search for and development of reserves, the production and sale of natural gas and oil and the securing of the labor and equipment required to conduct operations. Our competitors include major natural gas and oil companies, other independent natural gas and oil companies and individual producers and operators. Many of these competitors have financial and other resources that substantially exceed those available to us. Competition in Arkansas has increased in recent years due largely to the development of improved access to interstate pipelines. Due to our significant leasehold acreage position in Arkansas and our long-time presence and reputation in this area, we believe we will continue to be successful in acquiring new leases in Arkansas. While improved intrastate and interstate pipeline transportation in Arkansas should increase markets for our gas production, these markets will generally be served by a number of other suppliers. Consequently, we will encounter competition that may affect both the price we receive and contract terms we must offer. Outside Arkansas, we are less established and face competition from a larger number of other producers.

     Competition in Our Natural Gas Distribution Business. Arkansas Western has experienced a general trend in recent years toward lower rates of usage among its customers largely as a result of conservation efforts that we encourage. We experience increasing competition from alternative fuels, such as electricity, fuel oil and propane. Arkansas Western historically maintained a substantial price advantage over these fuels for most applications enabling us to achieve excellent market penetration levels. However, the high gas prices experienced in the 2000-2001 heating season temporarily eroded this price advantage in some markets. Arkansas Western has made progress in regaining price advantage in its markets as gas prices have declined from the levels experienced during the winter of 2000-2001. Arkansas Western also has the ability through its approved tariffs to lower its rates to large consumers to be competitive with available alternative fuels or if the threat of bypass exists. This tariff is likely to be eliminated in the pending rate case and replaced with an alternative mechanism that will require ASPC approval for rate discounts.

     Competition in Our Marketing Business. Our gas marketing activities compete with numerous other companies offering the same services, many of which possess larger financial and other resources than we have. Some of these competitors are affiliates of companies with extensive pipeline systems that are used for transportation facilities. We believe that our ability to compete effectively within the marketing segment in the future will depend upon establishing and maintaining strong relationships with producers and end-users.

     Competition in Our Transportation Business. NOARK Pipeline previously competed with two interstate pipelines, one of which was the Ozark system, to obtain gas supplies for transportation to other markets. The integration with Ozark provides increased supplies to transport to both local markets and markets served by the three major interstate pipelines that Ozark Pipeline connects with in eastern Arkansas. We believe that Ozark Pipeline provides the additional gas supplies necessary for us to compete effectively for the transportation of natural gas to end-users and markets served by the interstate pipelines.

REGULATION

     Regulation of Our Natural Gas Distribution Business. Arkansas Western's utility rates and operations are regulated by the APSC. We operate through municipal franchises that are perpetual by virtue of state law. These franchises, however, may not be exclusive within a geographic area. As the regulatory focus of the natural gas industry has shifted from the federal level to the state level, some utilities across the nation have unbundled residential sales services from transportation services in an effort to promote greater competition. Although no such legislation or regulatory directives related to natural gas are presently pending in Arkansas, Arkansas Western is controlling costs and constantly reviewing issues such as system capacity and reliability, obligation to serve, rate design and stranded or transition costs.

     In Arkansas, legislation was adopted in 2001 for the deregulation of the retail sale of electricity between October 2003 and October 2005. In December 2001, the APSC submitted to the legislature its annual report on the development of electric deregulation and recommended that the legislature consider suspending deregulation until 2010 or 2012. Furthermore, legislation has been recently introduced seeking to repeal the deregulation of the retail sale of electricity. It is unknown whether additional legislation will be adopted or, if it is adopted, what its final form will be. If electric deregulation occurs in Arkansas, legislative or regulatory precedents may be set that would also affect natural gas utilities in the future. These effects may include further unbundling of services and the regulatory treatment of stranded costs.

     In February 2001, the APSC approved a 90-day temporary tariff to collect additional gas costs not yet billed to customers through the normal purchased gas adjustment clause in the utility's approved tariffs. Arkansas Western had under-recovered purchased gas costs of $12.9 million in its current assets at December 31, 2000. The amount of under-recovered purchased gas costs increased significantly during January 2001 as a result of rapidly increasing gas costs. The temporary tariff allowed the utility accelerated recovery of the gas costs it had incurred during the 2000-2001 winter heating season. In

April 2002, Arkansas Western filed a revised purchased gas adjustment clause that provides better matching between the time gas costs are incurred and the time the costs are recovered. The APSC approved the new clause in May 2002. At December 31, 2001, Arkansas Western had over-recovered purchased gas costs of $8.2 million. At December 31, 2002, Arkansas Western had approximately $5.7 million of over-recovered purchased gas costs.

     Regulation of Our Transportation Business. Prior to the integration with Ozark, the operations of NOARK Pipeline were regulated by the APSC. The APSC had established a maximum transportation rate of approximately $0.285 per dekatherm. The integration of NOARK Pipeline with Ozark resulted in an interstate pipeline system subject to FERC regulations of the Federal Energy Regulatory Commission, or FERC, and tariffs approved by the FERC. The FERC has set the maximum transportation rate of Ozark Pipeline at $0.2867 per dekatherm.

     Environmental Regulations. Our operations are subject to extensive federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Clean Air Act and similar state statutes. These laws and regulations require permits for drilling wells and the maintenance of bonding requirements in order to drill or operate wells and also regulate the spacing and location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells, the prevention and cleanup of pollutants and other matters. We maintain insurance against costs of clean-up operations, but we are not fully insured against all such risks. Although future environmental obligations are not expected to have a material impact on the results of our operations or financial condition, there can be no assurance that future developments, such as increasingly stringent environmental laws or enforcement thereof, will not cause us to incur material environmental liabilities or costs.

LEGAL PROCEEDINGS

     From time to time, we may be a party to various legal proceedings. We currently are not a party to any material litigation.

EMPLOYEES

     At December 31, 2002, we had 522 full-time employees, including 346 employed by our natural gas utility, of which 30 are represented under a collective bargaining agreement. We believe that our relationships with our employees are good.

                                   MANAGEMENT

     Set forth below is information concerning our senior executive officers.

                                                                                        YEARS SERVED
                NAME                               OFFICER POSITION               AGE    AS OFFICER
-------------------------------------  ----------------------------------------   ---   ------------
Harold M. Korell.....................  President, Chief Executive Officer and     58          6
                                       Chairman of the Board
Greg D. Kerley.......................  Executive Vice President and Chief         47         13
                                       Financial Officer
Richard F. Lane......................  Executive Vice President, Southwestern     45          4
                                       Energy Production Company and SEECO, Inc.
Mark K. Boling.......................  Executive Vice President, General          45          1
                                       Counsel and Secretary
Charles V. Stevens...................  Senior Vice President, Arkansas Western    53         14
                                       Gas Company

     Mr. Korell was elected as Chairman of the Board in May 2002 and has served as Chief Executive Officer since January 1999 and President since October 1998. He joined us in 1997 as Executive Vice President and Chief Operating Officer. From 1992 to 1997, he was employed by American Exploration Company where he was most recently Senior Vice President-Operations. From 1990 to 1992, he was Executive Vice President of McCormick Resources and, from 1973 to 1989, he held various positions with Tenneco Oil Company, including Vice President, Production.

     Mr. Kerley was appointed to his present position in December 1999. Previously, he served as Senior Vice President and Chief Financial Officer from 1998 to 1999, Senior Vice President-Treasurer and Secretary from 1997 to 1998, Vice President-Treasurer and Secretary from 1992 to 1997, and Controller from 1990 to 1992. Mr. Kerley also served as the Chief Accounting Officer from 1990 to 1998.

     Mr. Lane was appointed to his present position in December 2001. Previously, he served as Senior Vice President from February 2001 and Vice President-Exploration from February 1999. Mr. Lane joined us in February 1998 as Manager-Exploration. From 1993 to 1998, he was employed by American Exploration Company where he was most recently Offshore Exploration Manager. Previously, he held various managerial and geological positions at FINA, Inc. and Tenneco Oil Company.

     Mr. Boling was appointed to his present position in December 2002. He joined us as Senior Vice President, General Counsel and Secretary in January 2002. Prior to joining the Company, Mr. Boling had a private law practice in Houston specializing in the oil and gas industry from 1993 to 2002. Previously, Mr. Boling was a partner with Fulbright and Jaworski L.L.P. where he was employed from 1982 to 1993.

     Mr. Stevens has served us in his present position since December 1997. Previously, he served as Vice President of Arkansas Western Gas Company from 1988 to 1997.

     All officers are elected at the annual meeting of our board of directors for one-year terms or until their successors are duly elected. There are no arrangements between any officer and any other person pursuant to which he was selected as an officer. There is no family relationship between any of the named executive officers or between any of them and our directors.

                     CERTAIN U.S. FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of common stock by a person that is not a "United States person" for United States federal income tax purposes (a "non-U.S. holder"). For this purpose, a "United States person" is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions. The discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position. Accordingly, each non-U.S. holder is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of common stock, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

DIVIDENDS

     Dividends paid to a non-U.S. holder of common stock ordinarily will be subject to withholding of United States federal income tax at a 30% rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. However, if the dividends are effectively connected with the conduct by the holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis.

GAIN ON DISPOSITION OF COMMON STOCK

     We believe that the Company will be treated as a "United States real property holding corporation" for U.S. federal income tax purposes. Nonetheless, under current law and regulations, a non-U.S. holder generally will not be subject to United States federal income tax in respect of gain realized on a disposition of common stock, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-U.S. holder in the United States, (b) in the case of a non-U.S. holder who is an individual and who holds the common stock as a capital asset, such holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met and (c) the non-U.S. holder does not beneficially own at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of the common stock. Non-U.S. holders that may be treated as beneficially owning more than 5% of the common stock should consult their own tax advisors with respect to the United States tax consequences of the ownership and disposition of common stock.

FEDERAL ESTATE TAXES

     Common stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     U.S. information reporting requirements (on Form 1099) and backup withholding tax will not apply to dividends paid on common stock to a non-U.S. holder, provided the non-U.S. holder provides a

Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a non-United States person) or otherwise establishes an exemption. However, such payments generally will be reported to the non-U.S. holder and to the Internal Revenue Service on Form 1042-S. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year is more than 50% (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated February 27, 2003, we have agreed to sell to the underwriters named below, for whom RBC Dain Rauscher Inc., Raymond James & Associates, Inc., Johnson Rice & Company L.L.C. and Hibernia Southcoast Capital, Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                NUMBER
                        UNDERWRITER                            OF SHARES
------------------------------------------------------------   ---------
RBC Dain Rauscher Inc. .....................................   3,442,500
Raymond James & Associates, Inc. ...........................   1,402,500
Johnson Rice & Company L.L.C. ..............................   1,402,500
Hibernia Southcoast Capital, Inc. ..........................   1,402,500
Brean Murray & Co., Inc. ...................................     100,000
CIBC World Markets Corp. ...................................     100,000
A.G. Edwards & Sons, Inc. ..................................     100,000
First Albany Corporation....................................     100,000
Friedman, Billings, Ramsey & Co., Inc. .....................     100,000
Petrie Parkman & Co., Inc. .................................     100,000
                                                               ---------
     Total..................................................   8,250,000
                                                               =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,237,500 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.34 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, RBC Dain Rauscher Inc. may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay:

                                             PER SHARE                           TOTAL
                                  -------------------------------   -------------------------------
                                     WITHOUT            WITH           WITHOUT            WITH
                                  OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                  --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us........      $0.575           $0.575         $4,743,750       $5,455,313
Expenses payable by us..........       0.042            0.037            350,000          350,000

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of RBC Dain Rauscher Inc. for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options and restricted stock pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, issuances to our employees under the terms of the employee stock purchase plan in effect on the date hereof, issuances pursuant to the terms of the director compensation plan in effect on the date hereof and the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof.

     Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of RBC Dain Rauscher Inc. for a period of 90 days after the date of this prospectus supplement, except for (i) any transfer or sale in connection with the cashless exercise of an option to purchase common stock granted under a benefit plan and existing as of the date of this prospectus supplement, or (ii) any transfer that is a bona fide gift or to a family member or trust, provided the transferee agrees to be bound in writing by the terms of the agreement.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     The shares of common stock are expected to be approved for listing on the New York Stock Exchange subject to official notice of issuance, under the symbol "SWN."

     Affiliates of RBC Dain Rauscher Inc. and Hibernia Southcoast Capital, Inc. are lenders under our revolving credit facility. These affiliates will receive more than 10% of the proceeds of this offering in repayment of indebtedness under the revolving credit facility. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. In the ordinary course of business, certain of the underwriters and their affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                                 LEGAL MATTERS

     The validity of the shares of common stock to be sold in the offering will be passed upon for us by our general counsel, Mark K. Boling, by Jeffrey L. Dangeau, general counsel of our subsidiary, Arkansas Western Gas Company, and by our outside counsel, Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The estimated reserve evaluations and related calculations included or incorporated by reference in this prospectus supplement and the accompanying prospectus as of December 31, 2002, have been audited by Netherland, Sewell & Associates, Inc. and are included in reliance on the authority of said firm as experts in petroleum engineering. The estimated reserve evaluations and related calculations included or incorporated by reference in this prospectus supplement and the accompanying prospectus as of December 31, 2001 and 2000, have been audited by K&A Energy Consultants, Inc. and are included in reliance on the authority of said firm as experts in petroleum engineering.

                                    GLOSSARY

     The definitions set forth below shall apply to the indicated terms as used in this prospectus supplement.

Bcf                              One billion cubic feet of gas.

Bcfe                             One billion cubic feet of gas equivalent.
                                 Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Bbl One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Btu British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Dekatherm                        A thermal unit of energy equal to 1,000,000
                                 British thermal units (Btu's), that is, the equivalent of 1,000 cubic feet of gas having a heated content of 1,000 Btu's per cubic foot.

Development drilling             The drilling of a well within the proved area
                                 of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Downspacing                      A regulatory commission order providing for
                                 denser spacing by infill drilling, or the process of drilling additional wells within a defined producing area to increase recovery of natural gas and oil from a known reservoir.

Exploratory prospects or
locations                        A location where a well is drilled to find and
                                 produce gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of gas or oil in another reservoir or to extend a known reservoir.

Finding and development costs    Costs associated with acquiring and developing
                                 proved natural gas and oil reserves which are capitalized pursuant to generally accepted accounting principles, including any capitalized general and administrative expenses.

Gross acreage or gross wells     The total acres or wells, as the case may be,
                                 in which a working interest is owned.

Infill drilling                  Drilling wells in between established producing
                                 wells, see also "Downspacing."

Mcf                              One thousand cubic feet of gas.

Mcfe                             One thousand cubic feet of gas equivalent.
                                 Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

MMBbls One million barrels of crude oil or other liquid hydrocarbons.

MMBtu                            One million Btu's.

MMcf                             One million cubic feet of gas.

MMcfe                            One million cubic feet of gas equivalent.
                                 Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Net acres or net wells           The sum of the fractional working interests
                                 owned in gross acres or gross wells.

Net revenue interest             Economic interest remaining after deducting all
                                 royalty interests, overriding royalty interests and other burdens from the working interest ownership.

NYMEX                            The New York Mercantile Exchange.

Operating interest               An interest in natural gas and oil that is
                                 burdened with the cost of development and operation of the property.

Producing property               A natural gas and oil property with existing
                                 production.

Proved developed reserves        Proved reserves that can be expected to be
                                 recovered from existing wells with existing equipment and operating methods.

Proved reserves                  The estimated quantities of crude oil, natural
                                 gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves      Reserves that are expected to be recovered from
                                 new wells on developed acreage where the subject reserves cannot be recovered without drilling additional wells.

PV-10 When used with respect to natural gas and oil reserves, PV-10 means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%. Also referred to as "present value."

Recomplete                       This term refers to the technique of drilling a
                                 separate well-bore from an existing casing in order to reach the same reservoir, or redrilling the same well-bore to reach a new reservoir after production from the original reservoir has been abandoned.

Royalty interest                 An interest in a natural gas and oil property
                                 entitling the owner to a share of gas or oil production free of production costs.

Undeveloped acreage              Lease acreage on which wells have not been
                                 drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

Well spacing                     The regulation of the number and location of
                                 wells over a gas or oil reservoir, as a
                                 conservation measure. Well spacing is normally accomplished by order of the regulatory conservation commission.

Working interest                 An operating interest that gives the owner the
                                 right to drill, produce and conduct operating activities on the property and to receive a share of production.

Workovers                        Operations on a producing well to restore or
                                 increase production.

WTI West Texas Intermediate, the benchmark crude oil in the United States.

PROSPECTUS

                                  $300,000,000

                       [SOUTHWESTERN ENERGY COMPANY LOGO]

                                  COMMON STOCK
                                PREFERRED STOCK
                                DEBT SECURITIES
                                    WARRANTS
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS

     We may offer from time to time in one or more issuances:

        - shares of our common stock,

        - shares of our preferred stock,

        - one or more series of unsecured debt securities, which may be senior notes or debentures or other unsecured evidences of indebtedness,

        - warrants to purchase our common stock, preferred stock or debt,

        - stock purchase contracts, or

        - stock purchase units.

     These securities are collectively referred to in this prospectus as the "securities." We may sell these securities separately or in units. We may also issue common stock, preferred stock or debt securities upon the conversion, exchange or exercise of certain of the securities listed above.

     The aggregate initial offering price of the securities that are offered will not exceed $300,000,000. We will offer the securities in an amount and on terms to be determined by market conditions and other circumstances at the time of the offering.

     We will provide you with the specific terms of the particular securities being offered in supplements to this prospectus. You should read this prospectus and each related supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is January 28, 2003.

                               TABLE OF CONTENTS

About This Prospectus.................    1
Where You Can Find More Information...    1
About Southwestern Energy Company.....    3
Risk Factors..........................    4
Forward-Looking Information...........    4
Use of Proceeds.......................    6
Ratio of Earnings to Fixed Charges....    6
Description of Common Stock...........    7
Description of Preferred Stock........    9
Description of Debt Securities........   10
Description of Warrants...............   22
Description of Stock Purchase
  Contracts and Stock Purchase
  Units...............................   23
Plan of Distribution..................   23
Legal Matters.........................   25
Experts...............................   25

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Using this process, we may offer the securities described in this prospectus in one or more offerings with a total initial offering price of up to $300,000,000 or an equivalent amount in one or more foreign currencies or composite currencies. We may sell these securities separately or in units. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you a prospectus supplement and any pricing supplement that will contain information about the specific terms of that particular offering. The prospectus supplement or pricing supplement may also add, update or change information contained in this prospectus. To obtain additional information that may be important to you, you should read the exhibits filed by us with the registration statement of which this prospectus is a part or our other filings with the SEC. You also should read this prospectus and any prospectus supplement or pricing supplement together with the additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You may also access the information we file electronically with the SEC through our website at http://www.swn.com. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits we file with the SEC. You may refer to the registration statement and the exhibits for more information about the securities and us. The registration statement and the exhibits are available at the SEC's Public Reference Room or through the Internet.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede some of this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, until we sell all the securities. The documents we incorporate by reference are:

     - our Annual Report on Form 10-K for the year ended December 31, 2001, as amended by Form 10K/A filed on September 24, 2002;

     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 (as amended by Form 10-Q/A filed on September 24, 2002), June 30, 2002, and September 30, 2002;

     - our Current Reports on Form 8-K filed with the SEC on February 19, 2002, March 21, 2002, April 23, 2002 (as amended by Form 8-K/A filed on April 24, 2002), April 24, 2002, May 15, 2002, June 21, 2002, July 29, 2002 (as
       amended by Form 8-K/A filed on July 30, 2002),

       August 14, 2002, September 24, 2002, September 27, 2002, October 18, 2002, October 25, 2002, October 30, 2002, November 12, 2002, November 14,
       2002 and January 24, 2003;

     - the description of our common stock contained in our Registration Statement on Form 8-A dated October 23, 1981, as updated by our Current Report on Form 8-K dated July 8, 1993; and

     - the description of our common stock purchase rights contained in Amendment No. 1 to our Registration Statement on Form 8-A dated April 26, 1999 as amended by Amendment No. 2 to our Registration Statement on Form 8-A dated March 15, 2002.

     You may request a copy of these filings (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

                          Southwestern Energy Company
                 2350 North Sam Houston Parkway East, Suite 300
                              Houston, Texas 77032
                         Attention: Investor Relations
                           Telephone: (281) 618-4700

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement and any applicable pricing supplement. We are only offering the securities in states where the offer is permitted. You should not assume that the information in this prospectus, the applicable prospectus supplement or any applicable pricing supplement is accurate as of any date other than the date on the front of those documents.

                       ABOUT SOUTHWESTERN ENERGY COMPANY

     We are an energy company primarily focused on natural gas. We were originally incorporated in Arkansas in 1929 as a local gas distribution company. Today, we are an exempt holding company under the Public Utility Holding Company Act of 1935 and derive the vast majority of our operating income and cash flow from our oil and gas exploration and production business. Southwestern Energy Company has a credit rating of BBB by Standard and Poor's and Ba2 by Moody's Investors Service. We are involved in the following business segments:

     - Exploration and Production -- We are engaged in natural gas and oil exploration, development and production, with operations principally located in Arkansas, Oklahoma, Texas, New Mexico and Louisiana. This represents our primary business.

     - Natural Gas Distribution -- We are engaged in the gathering, distribution and transmission of natural gas to approximately 139,000 customers in Arkansas.

     - Marketing and Transportation -- We provide marketing and transportation services in our core areas of operation and own a 25% interest in NOARK Pipeline System Limited Partnership, which we refer to as NOARK. NOARK owns the Ozark Gas Transmission System, a gas transmission system that includes 749 miles of pipeline with a total throughput capacity of 330 MMcfd.

     Our business strategy is to provide long-term growth through focused exploration and production of oil and natural gas. We seek to maximize cash flow and earnings and provide consistent growth in oil and gas production and reserves through the discovery, production and marketing of high margin reserves from a balanced portfolio of drilling opportunities. This balanced portfolio includes low-risk development drilling in the Arkoma Basin and in East Texas, moderate-risk exploration and exploitation in the Permian Basin, and high-potential exploration opportunities in the onshore Gulf Coast region.

     We create additional value beyond the wellhead with natural gas distribution through our subsidiary Arkansas Western Gas Company and through our marketing and transportation activities in our core areas of operations.

     Our principal executive offices are located at 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas, 77032, and our telephone number is
(281) 618-4700.

                                  RISK FACTORS

     The securities to be offered by this prospectus may involve a high degree of risk. These risks will be set forth in the prospectus supplement relating to each such security. Certain risk factors relating to our business are set forth in the documents incorporated by reference into this prospectus. Those risk factors may be supplemented and amended by any risk factors set forth in a prospectus supplement.

                          FORWARD-LOOKING INFORMATION

     This prospectus and the documents we incorporate by reference contain statements that constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, or the Securities Act, Section 21E of the Exchange and the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in the documents we incorporate by reference. All statements, other than statements of historical fact, included in this document, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for our future operations are forward-looking statements.

     Forward-looking statements include the items identified in the preceding paragraph, the information concerning possible or assumed future results of operations and other statements contained or incorporated in this prospectus identified by words such as "anticipate," "estimate," "expect," "intend," "believe," "projection," "goal," or "target."

     You should not place undue reliance on the forward-looking statements. They are based on known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Those factors may affect our operations, markets, products, services and prices. In addition to any assumptions and other factors referred to specifically in connection with the forward-looking statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement include, but are not limited to, the following:

     - the timing and extent of changes in commodity prices for gas and oil,

     - the timing and extent of our success in discovering, developing, producing, and estimating reserves,

     - property acquisition or divestiture activities that may occur,

     - the effects of weather and regulation on our gas distribution segment,

     - increased competition,

     - legal and economic factors,

     - governmental regulation,

     - the financial impact of accounting regulations,

     - changing market conditions,

     - the comparative cost of alternative fuels,

     - conditions in capital markets and changes in interest rates,

     - availability of oil field services, drilling rigs, and other equipment, as well as various other factors beyond our control, and

     - any other factors listed in the reports we have filed and may file with the SEC, which are incorporated by reference.

     Other factors and assumptions not identified above were also involved in the making of the forward-looking statements. The failure of those assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. We have no obligation and make no undertaking to publicly update or revise any forward-looking statements.

                                USE OF PROCEEDS

     Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes. These purposes may include repayment and refinancing of debt, acquisitions, working capital, capital expenditures and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of indebtedness.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth our ratio of earnings to fixed charges for the periods indicated:

FOR THE NINE MONTHS
ENDED SEPTEMBER 30,     FOR THE YEAR ENDED DECEMBER 31,
-------------------  --------------------------------------
       2002          2001   2000(1)   1999   1998(2)   1997
       ----          ----   -------   ----   -------   ----
       1.8x          3.0x     --x     1.6x     --x     2.1x

-------------------------

(1) For the year ended December 31, 2000, earnings were insufficient to cover fixed charges by $75.8 million primarily due to the affirmation by the Arkansas Supreme Court to uphold the 1998 decision of a Sebastian County Circuit Court awarding $109.3 million to royalty owners in a class action suit (the Hales suit). Excluding unusual and extraordinary items, the ratio would have been 2.1x.

(2) For the year ended December 31, 1998, earnings were insufficient to cover fixed charges by $52.9 million primarily due to a non-cash, pre-tax write-down of oil and gas properties of $66.4 million. Excluding unusual and extraordinary items, the ratio would have been 1.5x.

     In the calculation of the ratio of earnings to fixed charges, "earnings" consists of income before income taxes, adjusted to add back fixed charges (excluding capitalized interest relating to oil and gas properties), the amortization of interest previously capitalized on oil and gas properties, and our ownership share of the fixed charges of NOARK. "Fixed charges" consists of interest on borrowings (including capitalized interest), amortization of debt discount and expense, a portion of rental expense determined to be representative of the interest factor, and our guaranty of the fixed charges of NOARK.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     We are authorized under our amended and restated articles of incorporation to issue a total of 75,000,000 shares of all classes of common stock, par value $0.10 per share. As of September 30, 2002, there were 25,724,259 outstanding shares of our common stock.

     We may issue additional shares of our common stock at times and under circumstances so as to have a dilutive effect on our earnings per share, our net tangible book value per share and on the equity ownership of the holders of our common stock. If we issue shares of our common stock, the prospectus supplement relating to an offering will set forth the information regarding any dilutive effect of that offering.

     The following description is a summary of the material provisions of our common stock. You should refer to our amended and restated articles of incorporation and bylaws for additional information.

LISTING

     Our common stock is listed on the New York Stock Exchange under the symbol "SWN." Any additional common stock that we issue will also be listed on the New York Stock Exchange, unless otherwise indicated in a prospectus supplement.

DIVIDENDS

     We do not currently pay cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operation, capital requirements and other factors that the board of directors deems to be relevant. In addition, our credit facility contains restrictions on our ability to pay cash dividends.

FULLY PAID

     All of our outstanding shares of common stock are fully paid and non-assessable. Any additional shares of common stock will also be fully paid and non-assessable.

VOTING RIGHTS

     Holders of our common stock are entitled to one vote per share on all matters voted on by our shareholders, including the election of directors. Our amended and restated articles of incorporation provide for cumulative voting for the election of directors, which means that holders of our common stock may cumulatively vote all of their votes for the board of directors to one director.

OTHER PROVISIONS

     We will notify holders of our common stock of any shareholders' meetings in accordance with applicable law. If we liquidate, dissolve or wind-up, whether voluntarily or not, our common stockholders will share equally in the assets remaining after we pay our creditors. Our board of directors may make rules and regulations concerning the transfer of shares of our common stock from time to time, in accordance with our bylaws. Holders of our common stock will have no conversion, sinking fund or redemption rights.

SHAREHOLDER RIGHTS

     We have adopted an amended and restated shareholder rights plan, the objectives of which are to provide adequate time for our board of directors and shareholders to assess an unsolicited take-over bid for us, to provide our board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if such a bid is made and to provide our shareholders with an equal opportunity to participate in such a bid. The rights are currently evidenced (on the basis of one right for each outstanding share) by the existing certificates for outstanding shares of our common stock and are not exercisable and do not trade separately from such shares.

     If a specified take-over bid occurs and the shareholder rights plan is not waived by our board of directors, the plan provides that our shareholders, other than the offeror, will be able to purchase additional amounts of our common shares at a purchase price of $40 per share, subject to adjustment. A detailed description of our amended and restated shareholder rights plan may be found in our registration statement on Form 8-A, as amended, which you may obtain as described under "Where You Can Find More Information".

TRANSFER AGENT

     The transfer agent and registrar of our common stock is EquiServe Trust Company, N.A., Jersey City, New Jersey.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     We are authorized under our amended and restated articles of incorporation to issue a total of 10,000,000 shares of preferred stock, par value of $.01 per share. No shares of preferred stock are currently outstanding.

     Our board of directors is authorized to provide for, designate and issue shares of preferred stock in one or more series from time to time. Before any shares of any such series are issued, our board of directors will fix the following provisions of the shares of any such series:

     - the designation of such series, the number of shares to constitute such series and the stated value thereof, if different from the par value thereof;

     - whether the shares of such series shall have voting rights or powers, in addition to any voting rights required by law, and, if so, the terms of such voting rights or powers, which may be full or limited;

     - the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any other series of preferred stock or on any other class of our stock or any series of such class;

     - whether the shares of such series shall be subject to redemption by us, and, if so, the times, prices and other conditions of such redemption;

     - the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution or winding up, or any distribution of our assets and the preference or relation which such amount or amounts shall bear to the amount or amounts payable on any other series of preferred stock or on any other class of our stock or any series of such class;

     - whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

     - whether the shares of such series shall be convertible into, or exchangeable for, shares of preferred stock of any other series or any other class of our stock or any series of such class or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of such conversion or exchange;

     - the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by us of, our common stock or shares of preferred stock of any other series or any other class of our stock or any series of such class;

     - the conditions or restrictions, if any, to be effective while any shares of such series are outstanding upon the creation of our indebtedness or upon the issuance of any additional stock, including additional shares of such series or of any other series of the preferred stock or of any other class of our stock or any series of such class; and

     - any other powers, designations, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof.

     The holders of preferred stock do not have the right to receive notice of, attend, or vote at, any meeting of stockholders except to the extent otherwise determined by the board of directors and set forth in the articles of amendment designating any series of preferred stock.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities.

     The Constitution of the State of Arkansas, our state of incorporation, requires shareholder approval of any increases in authorized "bonded indebtedness." (Although the term "bonded indebtedness" has not been defined by Arkansas law, we have been advised by counsel that we should treat the debt securities as "bonded indebtedness" within the meaning of the Arkansas Constitution.) Our shareholders have previously authorized the incurrence of up to $400,000,000 principal amount of "bonded indebtedness", and we currently have an aggregate principal amount of $225,000,000 of "bonded indebtedness" outstanding. Debt securities offered through this prospectus, together with any warrants offered separately or together with debt securities, will be limited to an aggregate initial public offering price or an equivalent amount in one or more foreign currencies or composite currencies which, when taken together with the principal amount of all outstanding "bonded indebtedness," would not exceed $400,000,000.

     The debt securities are to be issued in one or more series under an indenture dated as of December 1, 1995, between us and Bank One Trust Company, N.A. (formerly The First National Bank of Chicago), as trustee. The following description of the debt securities and the indenture is a summary and is subject to the detailed provisions of the indenture. The indenture is included as an exhibit to the registration statement of which this prospectus is a part. The following summary of certain material provisions of the indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the indenture, including the definitions of terms used in the indenture. The summary that follows includes references to section numbers of the indenture so that you can more easily locate these provisions.

GENERAL

     The debt securities will rank as to priority of payment equally with all of our other outstanding unsubordinated and unsecured indebtedness. The indenture does not limit the aggregate amount of debt securities that may be issued thereunder, nor does it limit the incurrence or issuance of other secured or unsecured debt by us.

     The indenture provides that the debt securities may be issued from time to time in one or more series. We may authorize the issuance and provide for the terms of a series of debt securities pursuant to a supplemental indenture or pursuant to a resolution of our board of directors, any duly authorized committee of our board of directors or any committee of our officers or our other representatives duly authorized by the board of directors for such purpose. The indenture provides us with the ability to "reopen" a previous issue of a series of debt securities and to issue additional debt securities of such series.

     The prospectus supplement relating to the particular series of debt securities being offered thereby will set forth the terms relating to the offering. The terms may include:

     - the title and type of such debt securities;

     - the aggregate principal amount of the debt securities;

     - the purchase price of the debt securities;

     - the date or dates on which the principal of and premium, if any, on the debt securities is payable or the method of determining such date or dates;

     - the rate or rates (which may be fixed, variable or zero) at which the debt securities will bear interest, if any, or the method of calculating such rate or rates;

     - the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined;

     - the date or dates on which interest, if any, will be payable and the record date or dates therefor;

     - the place or places where principal of, premium, if any, and interest, if any, on such debt securities will be payable;

     - the period or periods within which, the price or prices at which, the currency in which, and the other terms and conditions upon which, the debt securities may be redeemed, in whole or in part, at our option;

     - our obligation, if any, to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a holder and the period or periods within which, the price or prices at which, and the other terms and conditions upon which, the debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

     - the denominations in which the debt securities are authorized to be issued;

     - the currency for which debt securities may be purchased or in which debt securities may be denominated and/or the currency in which the debt securities are stated to be payable;

     - if the amount of payments of principal of and premium, if any, or interest, if any, on the debt securities may be determined with reference to an index, formula or other method (which index, formula or other method may be based on a currency other than that in which such debt securities are stated to be payable), the index, formula or other method by which such amount shall be determined;

     - if the amount of payments of principal of and premium, if any, or interest, if any, on the debt securities may be determined with reference to an index, formula or other method based on the prices of securities or commodities, with reference to changes in the prices of particular securities or commodities or otherwise by application of a formula, the index, formula or other method by which such amount shall be determined;

     - if other than the entire principal amount thereof, the portion of the principal amount of the debt securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined;

     - the person to whom any interest on any debt security shall be payable if other than the person in whose name such debt security is registered on the applicable record date;

     - provisions, if any, granting special rights to the holders of debt securities upon the occurrence of such events as may be specified;

     - any addition to, or modification or deletion of, any event of default or any covenant specified in the indenture with respect to such debt securities;

     - any additional amounts we will pay in respect of the debt securities or any option we may have to redeem the debt securities;

     - whether the debt securities will be registered or bearer debt securities;

     - the date any debt securities will be dated if other than the date of issuance;

     - the forms of the debt securities, and coupons, if any;

     - the application, if any, of such means of defeasance as may be specified for such debt securities;

     - the identity of the registrar and any paying agent;

     - whether such debt securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global security or securities and whether interests in such debt securities in global form may be exchanged for definitive certificated debt securities; and

     - any other special terms pertaining to such debt securities. Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange. (Section 3.1)

     Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued only in fully registered form without coupons or in the form of one or more global debt securities as specified below under "Global Debt Securities." (Section 2.3) Unless the prospectus supplement specifies otherwise, debt securities denominated in U.S. dollars will be issued only in denominations of U.S.$1,000 and any integral multiple thereof. (Section 3.2) The prospectus supplement relating to debt securities denominated in a foreign or composite currency will specify the authorized denominations thereof. Where debt securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to those debt securities and the payment on and transfer and exchange of those debt securities will be described in the applicable prospectus supplement. Bearer debt securities will be transferable by delivery. (Section 3.5)

     Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain federal income tax consequences and special considerations applicable to any such debt securities will be described in the applicable prospectus supplement.

     If the amount of payments of principal of and premium, if any, or any interest on debt securities of any series is determined based on any type of index or formula or changes in prices of particular securities or commodities, the federal income tax consequences, specific terms and other information with respect to those debt securities and the index or formula and securities or commodities will be described in the applicable prospectus supplement.

     If the principal of and premium, if any, or any interest on debt securities of any series are payable in a foreign or composite currency, the restrictions, elections, federal income tax consequences, specific terms and other information with respect to those debt securities and the currency will be described in the applicable prospectus supplement.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

     Unless otherwise provided in the applicable prospectus supplement, payments in respect of the debt securities will be made in the designated currency at the office or agency maintained by us for that purpose as we may designate from time to time, except that, at our option, interest payments, if any, on debt securities in registered form may be made (i) by checks mailed to the holders of debt securities entitled to such interest payments at their registered addresses or (ii) by wire transfer to an account maintained by the person entitled to such interest payments as specified in the register. (Section 3.7(a) and 9.2) Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on debt securities in registered form will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest. (Section 3.7(a))

     Payment in respect of debt securities in bearer form will be made in the currency and in the manner designated in the prospectus supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as we may appoint from time to time. The paying agents outside the United States initially appointed by us for a series of debt securities will be named in the prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if debt securities of a series are issuable as securities that are only payable to the registered holder, we will be required to maintain at least one paying agent in each place where principal of, premium, if any, and interest on those debt securities is payable and, if debt securities of a series are issuable as securities that are payable to any person, we will be required to maintain a paying agent in a place where principal of, premium, if any, and interest on those debt securities is payable outside the United States where debt securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 9.2)

     Unless otherwise provided in the applicable prospectus supplement, debt securities in registered form will be transferable or exchangeable at the agency maintained for such purpose as designated by us from time to time. (Sections 3.5 and 9.2) Debt securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.5)

GLOBAL DEBT SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more fully registered global securities, or a registered global security, that will be deposited with a depository or with a nominee for the depository identified in the applicable prospectus supplement. In such a case, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by such registered global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a registered global security may not be registered for transfer or exchange except as a whole by the depository for such registered global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor depository for such series or a nominee of such successor depository and except in the circumstances described in the applicable prospectus supplement. (Section 3.5)

     The specific terms of the depository arrangement with respect to any portion of a series of debt securities to be represented by a registered global security will be described in the applicable prospectus supplement. We expect that the following provisions will apply to depository arrangements.

     Upon the issuance of any registered global security, and the deposit of such registered global security with or on behalf of the depository for such registered global security, the depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such registered global security to the accounts of institutions, which we refer to as participants, that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such debt securities or by us, if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a registered global security will be limited to participants or persons that may hold interest through participants. Ownership of beneficial interests by participants in such registered global security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the depository for such registered global security or by its nominee. Ownership of beneficial interests in such registered global security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such registered global securities.

     So long as the depository for a registered global security, or its nominee, is the registered owner of such registered global security, such depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such registered global security for all purposes under the indenture. Unless otherwise specified in the applicable prospectus supplement and except as specified below, owners of beneficial interests in such registered global security will not be entitled to have debt securities of the series represented by such registered global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. (Section 3.8) Accordingly, each person owning a beneficial interest in such registered global security must rely on the procedures of the depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

     The depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. We understand that, under existing industry practices, we request any action of holders or any owner of a beneficial interest in such registered global security desires to give any notice or take any action a holder is entitled to give or take under the indenture, the depository would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Unless otherwise specified in the applicable prospectus supplement, payments with respect to principal, premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depository or its nominee will be made by us through a paying agent to such depository or its nominee, as the case may be, as the registered owner of such registered global security.

     We expect that the depository for any debt securities represented by a registered global security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such registered global security as shown on the records of such depository. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names", and will be the responsibility of such participants. We, the trustee or any of our or the trustee's agents shall not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests of a registered global security, or for maintaining, supervising or reviewing any records relating to such beneficial interests. (Section 3.8)

     Unless otherwise specified in the applicable prospectus supplement, if the depository for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 90 days, we will issue such debt securities in definitive certificated form in exchange for such registered global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more registered global securities and, in such event, will issue debt securities of such series in definitive certificated form in exchange for all of the registered global security or securities representing such debt securities. (Section 3.5) Debentures so issued in definitive certificated form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     The debt securities of a series may also be issued in whole or in part in the form of one or more bearer global securities that will be deposited with a depository, or with a nominee for such depository, identified in the applicable prospectus supplement. Any such bearer global securities may be issued in temporary or permanent form. (Section 3.4) The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of debt securities to be represented by one or more bearer global securities will be described in the applicable prospectus supplement.

CERTAIN COVENANTS

     Limitation on Liens. We will not, and will not permit any of our subsidiaries to, incur, assume or guarantee any indebtedness for borrowed money secured by a lien on any property, if the sum, without duplication, of

     - the aggregate principal amount of all secured debt and

     - all attributable debt in respect of sale and leaseback transactions (other than certain excluded sale and leaseback transactions)

exceeds 15% of our consolidated net tangible assets, unless we provide that the debt securities will be secured equally and ratably with (or, at our option, prior to) such secured debt.

     The provisions described in the foregoing paragraph do not apply to indebtedness secured by the following:

          (i) (A) liens existing as of the date of the indenture or (B) liens relating to a contract that was entered into by us or any of our subsidiaries prior to the date of the indenture;

          (ii) liens on any property existing at the time of acquisition thereof (whether such acquisition is direct or by acquisition of stock, assets or otherwise) by us or any of our subsidiaries;

          (iii) liens upon or with respect to any property (including any related contract rights) acquired, constructed, refurbished or improved by us or any of our subsidiaries (including, but not limited to, liens to secure all or any part of the cost of oil, gas or mineral exploration, drilling, mining, extraction, refining or processing or development of, or construction, alteration or repair of any building, equipment, facility or other improvement on, all or any part of such property, including any pipeline financing) after the date of the indenture which are created, incurred or assumed contemporaneously with, or within 360 days after, the latest to occur of the acquisition (whether by acquisition of stock, assets or otherwise), completion of construction, refurbishment or improvement, or the commencement of commercial operation, of such property (or, in the case of liens on contract rights, the completion of construction or the commencement of commercial operation of the facility to which such contract rights relate, regardless of the date when the contract was entered into) to secure or provide for the payment of any part of the purchase price of such property or the cost of such construction, refurbishment or improvement; provided, however, that in the case of any such construction, refurbishment or improvement, the lien shall relate only to indebtedness reasonably incurred to finance such construction, refurbishment or improvement;

          (iv) liens securing indebtedness owing by any of our subsidiaries to us or to other subsidiaries;

          (v) liens in connection with the sale or other transfer in the ordinary course of business of (A) crude oil, natural gas, other petroleum hydrocarbons or other minerals in place for a period of time until, or in an amount such that, the purchaser or other transferee will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals, or (B) any other interest in property of the character commonly referred to as a "production payment";

          (vi) liens on current assets to secure any indebtedness maturing (including any extensions or renewals thereof) not more than one year from the date of the creation of such lien; and

          (vii) liens for the sole purpose of extending, renewing or replacing in whole or in part the indebtedness secured thereby referred to in the foregoing clauses (i) to (vi), inclusive, or in this clause (vii); provided, however, that the liens excluded pursuant to this clause (vii) shall be excluded only in an amount not to exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or part of the property subject to the lien so extended, renewed or replaced (plus refurbishment of or improvements on or to such property).

     "Attributable debt" means, as to a lease under which we or our subsidiaries are at the time liable that is required to be classified and accounted for as a capitalized lease obligation on our balance sheet under generally accepted accounting principles in the United States as then in effect, or GAAP, at any determination date, the total net amount of rent required to be paid under such lease during the remaining primary term, discounted from the respective due dates to such date at the rate per annum equal to the interest rate implicit in such lease. The net amount of rent required to be paid under any such lease for such period is the aggregate amount of rent payable by lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar expenses or any amount required to be paid by such lessee thereunder contingent upon the amount of revenues (or other similar contingent amounts). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. Notwithstanding the foregoing, the term "attributable debt" excludes any amounts in respect of any sale and leaseback transaction which we or one of our subsidiaries is permitted to enter into in accordance with the provisions described in the second and third sentences under the caption "Limitation on Sale and Leaseback Transactions." For purposes of this definition, "capitalized lease obligation" means, as applied to us or our subsidiaries, the rental obligation, under any lease of any interest in any kind of property or asset (whether real, personal or mixed or tangible or intangible) the discounted present value of the rental obligations of such person as lessee under which, in conformity with GAAP, is required to be capitalized on our balance sheet.

     Under the indenture:

     - "consolidated net tangible assets" means, with respect to us as at any date,

      - our total assets as they appear on our most recently prepared consolidated balance sheet as of the end of a fiscal quarter, less

        - all liabilities shown on such consolidated balance sheet that are classified and accounted for as current liabilities or that otherwise would be considered current liabilities under GAAP;

        - all assets shown on such consolidated balance sheet that are classified and accounted for as intangible assets or that otherwise would be considered intangible assets under GAAP, including, without limitation, franchises, patents and patent applications, trademarks, brand names and goodwill.

     - "sale and leaseback transaction" means any direct or indirect arrangement with any person or to which any such person is a party, providing for the leasing to us or our subsidiary of any property, whether owned at the date of the indenture or thereafter acquired, which has been or is to be sold or transferred by us or such subsidiary to such person or to any other person to whom funds have been or are to be advanced by such person on the security of such property; and

     - "secured debt" means any indebtedness for borrowed money incurred, assumed or guaranteed after the date of the indenture by us or one of our subsidiaries that is secured by a lien.

     Limitation on Sale and Leaseback Transactions. Neither we nor any of our subsidiaries may enter into, assume, guarantee or otherwise become liable with respect to any sale and leaseback transaction involving any property, if the latest to occur of the acquisition, the completion of construction or the commencement of commercial operation of such property shall have occurred more than 180 days prior thereto, unless after giving effect thereto the sum, without duplication, of

     - the aggregate principal amount of all secured debt; and

     - all attributable debt in respect of sale and leaseback transactions does not exceed 15% of our consolidated net tangible assets.

     This restriction shall not apply to any sale and leaseback transaction if, within 180 days from the effective date of such sale and leaseback transaction, we apply or our subsidiary applies an amount not less than the greater of

     - the net proceeds of the sale of the property leased pursuant to such arrangement; or

     - the fair value of the property to retire its funded debt, including, for this purpose, any currently maturing portion of such funded debt, or to purchase other property having a fair value at least equal to the fair value of the property leased in such sale and leaseback transaction.

     "Funded debt" means all indebtedness for borrowed money owed or guaranteed by us or any of our subsidiaries and any other indebtedness which, under GAAP, would appear as indebtedness on our most recent consolidated balance sheet, which matures by its terms more than 12 months from the date of such consolidated balance sheet or which matures by its terms in less than 12 months but by its terms is renewable or extendible beyond 12 months from the date of such consolidated balance sheet at the option of the borrower.

     This restriction also does not apply to any sale and leaseback transaction

     - between us and any of our subsidiaries or between any of our subsidiaries;

     - entered into prior to the date of the indenture; or

     - for which, at the time the transaction is entered into, the term of the related lease to us or our subsidiary of the property sold pursuant to such transaction is three years or less.

CONSOLIDATION, MERGER OR SALE

     We will not consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any person unless

     - the person formed by or surviving any such consolidation or merger (other than us) or which acquires our assets, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

     - the person formed by or surviving any such consolidation or merger (other than us), or which acquires our assets, expressly assumes all of our obligations under the debt securities and the indenture; and

     - immediately after giving effect to the transaction, no default or event of default under the indenture shall have occurred and be continuing. Upon any such consolidation, merger or sale, the successor person formed by such consolidation, or into which we are merged or to which such sale is made, shall succeed to, and be substituted for us under the indenture. (Section 7.1)

     The indenture contains no covenants or other specific provisions to afford protection to holders of the debt securities in the event of a highly leveraged transaction or a change in control, except to the limited extent described above.

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

     The indenture provides that, if any specified event of default occurs with respect to the debt securities of any series and is continuing, the trustee for such series or the holders of 25% in aggregate principal amount of all of the outstanding debt securities of that series, by written notice to us (and to the trustee for such series, if notice is given by such holders of debt securities), may declare the principal of (or, if the debt securities of that series were originally issued with a discount, such portion of the principal amount specified in the prospectus supplement) and accrued interest on all the debt securities of that series to be due and payable. (Section 5.2)

     An "event of default" with respect to debt securities of any series is defined in the indenture as being any of the following:

     - default for 30 days in payment of any interest on any debt security of that series or any coupon appertaining thereto or any additional amount payable with respect to debt securities of such series as specified in the applicable prospectus supplement when due;

     - default in payment of principal, or premium, if any, at maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any debt securities of that series when and as due;

     - default for 90 days after notice to us by the trustee for such series, or by the holders of 25% in aggregate principal amount of the debt securities of such series then outstanding, in any material respect in the performance of any other agreement in the debt securities of that series, in the indenture (or in any supplemental indenture or board resolution referred to therein) under which the debt securities of that series may have been issued;

     - default resulting in acceleration of our other indebtedness for money borrowed where the aggregate principal amount so accelerated exceeds $15 million and such acceleration is not rescinded or annulled within 30 days after the written notice to us by the trustee or to us and the trustee by the holders of 25% in aggregate principal amount of the debt securities of such series then outstanding; provided that such event of default will be cured or waived if (i) the default that resulted in the acceleration of such other indebtedness for money borrowed is cured or waived and (ii) the acceleration is rescinded or annulled; and

     - certain events of bankruptcy, insolvency or reorganization relating to us. (Section 5.1) Events of default with respect to a specified series of debt securities may be added to the indenture and, if so added, will be described in the applicable prospectus supplement. (Sections 3.1 and 5.1(7))

     The indenture provides that the trustee will, subject to certain exceptions, within 90 days after the occurrence of a default with respect to the debt securities of any series, give to the holders of the debt securities of that series notice of all defaults known to it unless such default shall have been cured or waived. "Default" means any event which is, or after notice or passage of time or both, would be, an event of default. (Section 1.1)

     The indenture provides that the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected (with each such series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for such series, or exercising any trust or power conferred on such trustee. (Section 5.8)

     The indenture includes a covenant that we will file annually with the trustee a certificate as to our compliance with all conditions and covenants of the indenture. (Section 9.7)

     The holders of a majority in aggregate principal amount of the outstanding debt securities of any series by notice to the trustee may waive, on behalf of the holders of all debt securities of such series, any past default or event of default with respect to that series and its consequences except (i) a default or event of default in the payment of the principal of, premium, if any, or interest, if any, on any debt security, or (ii) a covenant or provision of the indenture that cannot be modified or amended without the consent of each holder of a debt security of such series. (Section 5.7)

MODIFICATION OF THE INDENTURE

     The indenture contains provisions permitting us and the trustee to enter into one or more supplemental indentures without the consent of the holders of any of the debt securities in order:

     - to evidence the succession of another person to us and the assumption of our covenants in the indenture and in the debt securities by our successor;

     - to add to our covenants or surrender any right or power we have;

     - to add additional events of default with respect to all or any series of debt securities;

     - to add or change any provisions to such extent as necessary to permit or facilitate the issuance of debt securities in bearer form or in global form;

     - to change or eliminate any provision affecting debt securities not yet issued;

     - to secure the debt securities;

     - to establish the form or terms of debt securities;

     - to evidence and provide for successor trustees;

     - if allowed without penalty under applicable laws and regulations, to permit payment in respect of debt securities in bearer form in the United States;

     - to correct or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the indenture; provided that such action does not adversely affect the interests of any holder of debt securities of any series; or

     - to cure any ambiguity or correct any mistake. (Section 8.1)

     The indenture also contains provisions permitting us and the trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities adversely affected (with the debt securities of each series voting as a class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or any supplemental indenture or modifying the rights of the holders of debt securities of such series; provided, however, that no such supplemental indenture may, without the consent of the holder of each debt security so affected:

     - change the time for payment of principal or premium, if any, or interest on any debt security;

     - reduce the principal of, or any installment of principal of, or premium, if any, or the rate of interest on any debt security, or change the manner in which the amount of any of the foregoing is determined;

     - reduce the amount of premium, if any, payable upon the redemption of any debt security;

     - reduce the amount of principal payable upon acceleration of the maturity of any debt security originally issued at a discount;

     - change the currency in which any debt security or any premium or interest thereon is payable;

     - change the index, securities or commodities with reference to which or the formula by which the amount of principal or any premium or interest thereon is determined;

     - impair the right to institute suit for the enforcement of any payment on or after the maturity or redemption of any debt security;

     - reduce the percentage in principal amount of the outstanding debt securities affected thereby the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

     - change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture; or

     - modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. (Section 8.2)

DEFEASANCE

     Defeasance and Discharge. Unless the prospectus supplement relating to the debt securities of a series provides otherwise, we, at our option, will be deemed to have paid and will be discharged from any and all obligations in respect of such debt securities (except for, among other matters, certain obligations to register the transfer or exchange of the debt securities, to replace stolen, lost or mutilated debt securities and coupons, to maintain paying agencies and to hold certain monies for payment in trust) if, among other things,

     - we have deposited with the trustee, in trust, obligations of the United States government that through the payment of interest and principal in respect thereof in accordance with their terms will provide money or a combination of money and obligations of the United States government in an amount sufficient to pay in the currency in which such debt securities are payable all the principal of, and interest on, such debt securities on the dates such payments are due in accordance with the terms of such debt securities;

     - we have delivered to the trustee an officer's certificate and an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of our exercise of our option under this provision and will be subject to U.S. federal income tax on the same amounts in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. The opinion of counsel must be based upon (x) a ruling of the U.S. Internal Revenue Service to the same effect or (y) a change in applicable U.S. federal income tax law after the date of the indenture such that a ruling is no longer required; and

     - no default or event of default shall have occurred or be continuing, and such deposit shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which we are a party or by which we are bound. The prospectus supplement will more fully describe the provisions, relating to such discharge or termination of obligations. (Sections 4.3 and 4.6)

     Defeasance of Certain Covenants. Unless the prospectus supplement relating to the debt securities of a series provides otherwise, we, at our option, need not comply with certain restrictive covenants of the indenture (including those described above under "Certain Covenants") upon, among other things, the deposit with the trustee, in trust, of money and/or obligations of the United States government that through the payment of interest and principal in respect thereof in accordance with their terms will provide money or a combination of money and obligations of the United States government in an amount sufficient to pay in the currency in which such debt securities are payable all the principal of, and interest on, such debt securities on the dates such payments are due in accordance with the terms of such debt securities, the satisfaction of the provisions described in the last two bulletpoints of the preceding paragraph and the delivery by us to the trustee of an opinion of counsel to the effect that, among other things, the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance of certain covenants and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. (Sections 4.5 and 4.6)

THE TRUSTEE

     Bank One Trust Company, N.A. is the trustee under the indenture. We may also maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business.

                            DESCRIPTION OF WARRANTS

     We may issue warrants entitling the holder to purchase our debt securities or common stock as described in the prospectus supplement relating to the issuance of the securities warrants. Warrants may be issued independently or together with other of our securities and may be attached to or separate from other securities. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company that acts as a warrant agent. The warrant agent will act solely as our agent in connection with warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The specific terms of any warrant will be described in the applicable prospectus supplement.

GENERAL

     The prospectus supplement will describe the terms of any warrants offered, including the following:

     - the amount of warrants to be offered and the purchase price and manner of payment to acquire the warrants,

     - a description, including amount, of the debt securities or common stock which may be purchased upon exercise,

     - the exercise price which must be paid to purchase the securities upon exercise of a warrant and any provisions for changes or adjustments in the exercise price,

     - any date on which the warrants and the related debt securities or common stock will be separately transferable,

     - the dates on which the right to exercise the warrants shall commence and expire,

     - a discussion of certain U.S. federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants, and

     - any other material terms of the warrants.

     Holders of warrants will not have any of the rights of holders of our debt securities or common stock that may be purchased upon exercise until they exercise the warrants and receive the underlying securities. These rights include the right to receive payments of principal of, any premium on, or any interest on, the debt securities purchasable upon such exercise or to enforce the covenants in the indenture or to receive payments of dividends on common stock which may be purchased upon exercise or to exercise any voting right under such common stock.

EXERCISE OF SECURITIES WARRANTS

     After the close of business on the expiration date described in the prospectus supplement, warrants will expire and the holders will no longer have the right to exercise the warrants and receive the underlying securities. Warrants may be exercised by delivering a properly completed certificate in the form attached to the warrants and payment of the exercise price as provided in the prospectus supplement. We will issue and deliver our debt securities or common stock as soon as possible following receipt of the certificate and payment described above. If less than all of the warrants represented by a certificate are exercised, we will issue a new certificate for the remaining warrants. The foregoing terms of exercise may be modified by us in a prospectus supplement.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock or preferred stock, at a future date or dates, or similar contracts issued on a "prepaid" basis, which in each case are referred to herein as "stock purchase contracts." The price per share of common stock or preferred stock, as the case may be, and the number of shares of common stock or preferred stock, as the case may be, may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts will require either the stock purchase price be paid at the time the stock purchase contracts are issued or that payment be made at a specified future date. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and our debt securities or obligations of third parties (including U.S. treasury securities), which are referred to herein as "stock purchase units", and may or may not serve as collateral for a holder's obligations. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase contracts or vice versa, and such payments may be unsecured or refunded on some basis.

     The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the holders of the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents. The prospectus supplement will set forth the following information:

     - the terms of the offering,

     - the names of any underwriters or agents,

     - the purchase price,

     - the net proceeds to us,

     - any delayed delivery arrangements,

     - any underwriting discounts and other items constituting underwriters' compensation,

     - the initial public offering price,

     - any discounts or concessions allowed or reallowed or paid to dealers, and

     - any commissions paid to agents.

     If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, in which selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time. If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of our securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

     We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment. We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any of these sales in the prospectus supplement.

     We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or may perform services for us in the ordinary course of their businesses.

GENERAL INFORMATION

     Underwriters, dealers and agents participating in a sale of securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may have agreements with the agents, underwriters and dealers to indemnify them against various civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the agents, underwriters or dealers may be required to make as a result of those civil liabilities.

     Agents and underwriters and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiary companies in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the securities offered herein will be passed upon for us by Cleary, Gottlieb, Steen & Hamilton, New York, New York. If the securities are distributed in an underwritten offering, underwriters will be advised by their own legal counsel with respect to any offering.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2001, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's correction of its state-ment of comprehensive income (loss) as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Estimates of our oil and gas reserves and related future net cash flows and the present value thereof, which are included in our Annual Report on Form 10-K for the year ended December 31, 2001, were based on a reserve audit prepared by K & A Energy Consultants, Inc., Tulsa, Oklahoma, independent oil and gas consultants. We have incorporated these estimates in reliance upon the authority of such firm as an expert in such matters.

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                                8,250,000 SHARES

                       [SOUTHWESTERN ENERGY COMPANY LOGO]

                                  COMMON STOCK

                         ------------------------------
                             PRICE $11.50 PER SHARE
                         ------------------------------

RBC CAPITAL MARKETS
              RAYMOND JAMES
                            JOHNSON RICE & COMPANY L.L.C.
                                         HIBERNIA SOUTHCOAST CAPITAL

                             ----------------------
                                   PROSPECTUS
                             ----------------------

                               February 27, 2003

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